Filed Pursuant to Rule No. 424(b)(3)
                                                      Registration No. 333-95723

PROSPECTUS

                           MEDICAL MANAGER CORPORATION

                                  COMMON STOCK

                                2,656,466 Shares

                               ------------------


          On January 31, 2000, we called for redemption on February 15, 2000, which we refer to in this prospectus as the Redemption Date, all of our 5% Convertible Subordinated Debentures due 2007 at a redemption price of $1,028.57 for each $1,000 principal amount of Debentures, plus accrued interest of $25 per $1,000 principal amount of Debentures from August 15, 1999 to the Redemption Date, for a total amount payable of $1,053.57 for each $1,000 principal amount of Debentures. We refer to the total amount payable for each $1,000 principal amount of Debentures in this prospectus as the Redemption Price.

          The Debentures are convertible into shares of our common stock at a conversion price of $60 per share, or approximately 16.667 shares for each $1,000 principal amount of Debentures. Cash will be paid for fractional shares of common stock, and no payment or adjustment will be made on conversion of any Debentures for interest accrued thereon or for dividends on any common stock issued. Including the redemption premium and accrued interest, the Redemption Price per share is $63.214. The conversion right expires at 5:00 p.m., New York City time, on February 14, 2000, which is the last business day prior to the Redemption Date. We refer to this date in this prospectus as the Conversion Expiration Date. On and after the Redemption Date, registered holders of the Debentures shall be entitled only to the Redemption Price and interest shall cease to accrue.

          Our common stock is traded on the Nasdaq National Market under the symbol "MMGR". The closing price of our common stock on February 1, 2000 was $66-3/4.

          We have entered into a standby purchase agreement with Warburg Dillon Read LLC. In this prospectus, we refer to Warburg Dillon Read LLC in its role as standby purchaser pursuant to the standby purchase agreement as the Purchaser. Under the terms of the standby purchase agreement, the Purchaser has agreed, subject to certain conditions, to purchase from us a maximum number of shares of our common stock equal to the amount that would be issuable upon conversion of up to $159,388,000 aggregate principal amount of the Debentures, which is the total aggregate principal amount outstanding. The actual number of shares to be purchased by the Purchaser will be the number of shares that otherwise would have been issuable upon conversion of Debentures that are either (i) duly surrendered for redemption or (ii) not duly surrendered for conversion by the Conversion Expiration Date or for redemption by the Redemption Date by persons other than the Purchaser. The Debentures referred to above in clauses (i) and
(ii) are referred to in this prospectus as the Redeemed Debentures. We refer to the shares of common stock that may be purchased by the Purchaser pursuant to the standby purchase agreement in this prospectus as the Shares. You should read the remainder of this prospectus for more information.

          An investment in these shares involves certain risks. See "Risk Factors" beginning on page 7.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

                          ----------------------------

                             Warburg Dillon Read LLC

                          ----------------------------


                The date of this prospectus is February 2, 2000.


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                                TABLE OF CONTENTS

About This Prospectus..........................................................3
Where You Can Find More Information............................................3
Our Businesses.................................................................5
Forward-Looking Statements May Prove Inaccurate................................6
Risk Factors...................................................................7
Use Of Proceeds...............................................................21
Description Of Capital Stock..................................................22
Standby Arrangements..........................................................23
Legal Matters.................................................................25
Experts  .....................................................................25
Unaudited Pro Forma Combined Condensed
         Consolidated Financial Statements...................................P-1
Index To Financial Statements................................................F-1

          This prospectus incorporates important business and financial information about our company that is not included in or delivered with this prospectus. This information is available without charge upon written or oral request. See the information described under the heading "Where You Can Find More Information" for the name, address, and telephone number to which you can make this request.

          The Medical ManagerTM, CareInsiteTM, Porex(R), MEDPOR(R), Squeeze-Mark(R) and TLS(R) are registered, pending or licensed trademarks of the Company.


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


                              ABOUT THIS PROSPECTUS

          This prospectus is part of a registration statement that we filed with the U.S. Securities and Exchange Commission, which we refer to as the SEC, using a "shelf" registration process. This means that under this prospectus, we may offer and issue from time to time the Shares to the Purchaser in connection with the standby arrangements described in this prospectus in the section entitled "Standby Arrangements."

          The aggregate purchase price paid by the Purchaser for the Shares will be an amount equal to the aggregate Redemption Price of the Redeemed Debentures. We will use the proceeds from the sale to pay the aggregate Redemption Price of the Redeemed Debentures. In addition, the Purchaser may purchase Debentures in the open market or otherwise on or prior to the Conversion Expiration Date and has agreed to convert into common stock all the Debentures which it owns on the Conversion Expiration Date, but will not be compensated by us upon any subsequent sale of such shares of common stock. See the section in this prospectus entitled "Standby Arrangements" for a description of the Purchaser's compensation arrangements with our company. The Purchaser has not been retained, and will receive no renumeration, with respect to:

         o        the redemption of the Debentures; or

         o the issuance of our common stock to holders of Debentures who elect to surrender their Debentures for conversion; or

         o        to solicit conversions of the Debentures.

         Prior to and after the Redemption Date, the Purchaser may offer to the public shares of our common stock, including shares acquired through conversion of Debentures purchased by the Purchaser as described above, at prices set by them from time to time and to dealers at such prices less a selling concession to be determined by the Purchaser. Sales of common stock by the Purchaser may be made on the Nasdaq National Market, in block trades, in the over-the-counter market, in privately negotiated transactions or otherwise, from time to time. In effecting such sales, the Purchaser may realize profits or incur losses independent of the compensation referred to under "Standby Arrangements." Any shares of common stock so offered by the Purchaser will be subject to prior sale, to receipt and acceptance by it and to approval of certain legal matters by its legal counsel. The Purchaser reserves the right to reject any order in whole or in part and withdraw, cancel or modify the offer without notice. We have agreed to indemnify the Purchaser against, and to provide contribution with respect to, certain liabilities, including liabilities arising under the Securities Act of 1933, as amended.

                       WHERE YOU CAN FIND MORE INFORMATION

          We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the SEC's web site at www.sec.gov. You may also read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information about the operation of the public reference room. Our SEC filings are also available to the public from the SEC's Website at http://www.sec.gov. In addition, our common stock is quoted on the Nasdaq National Market System. As a result, you can also read documents we file at the offices of the Nasdaq Operations, 1735 K Street, N.W., Washington, D.C. 20006.

          For this offering, we have filed a registration statement on Form S-3 with the SEC under the Securities Act. This prospectus does not contain all of the information set forth in the registration statement, certain portions of which the SEC permits us to omit. If you would like to review those portions, including exhibits, please visit the SEC's web site or call the SEC at the number mentioned above.

          If we make statements in this prospectus that refer to the contents of any omitted document, such statements may be incomplete. In those cases, we refer you to the omitted document for a more complete description. Such reference modifies any statements made in this prospectus.

          The SEC allows us to "incorporate by reference" the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information.

          We incorporate by reference the documents and reports listed below and any future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended. Future filings include filings made after the date of the initial registration statement and prior to effectiveness of the registration statement and after the date of this prospectus and prior to the termination of this offering. Documents incorporated by reference include the following:

         o Annual Report on Form 10-K for the fiscal year ended June 30, 1999, as amended by the Form 10- K/A filed on October 28, 1999;

         o        Quarterly Report on Form 10-Q for the quarter ended September
                  30, 1999;

         o        Current Reports on Form 8-K dated:
                           July 29, 1998 (with respect only to the financial statements of Point Plastics, Inc. and subsidiary included in the Form 8-K);
                           June 4, 1999 (with respect only to the financial statements of The KippGroup included in that report on Form 8-K);
                           July 21, 1999(this filing was made to announce the closing of the acquisition of Medical Manager Health Systems, Inc., formerly Medical Manager Corporation); July 27, 1999, as amended on August 10, 1999, as further amended on September 20 1999;
                           August 24, 1999;
                           December 8, 1999;
                           January 25, 2000 (which includes our historical consolidated financial statements for the years ended June 30, 1999, 1998 and 1997 as restated to account for the merger with Medical Manager Health Systems, Inc., formerly Medical Manager Corporation, accounted for by the pooling of interests method); and January 31, 2000


          You may request a free copy of these filings, other than exhibits (unless such exhibits are specifically incorporated by reference into such documents) by writing or telephoning us at the following address:

                           Medical Manager Corporation
                                 669 River Drive
                              River Drive Center II
                         Elmwood Park, New Jersey 07407
        Attention: Executive Vice President -- Finance and Administration
                                 (201) 703-3400


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


          You should rely only on the information contained in this prospectus or that we have referred you to. We have not authorized anyone to provide you with information that is different. We are not making an offer of these securities in any state or country where the offer is not permitted.

          This prospectus is not an offer to sell and it is not soliciting an offer to buy any securities other than those offered by this document; however, this prospectus is not an offer to sell and it is not soliciting an offer to buy any securities offered by this document in any circumstances in which such offer or solicitation is unlawful.

          You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this document.

                                 OUR BUSINESSES

          Our company is a Delaware corporation and was incorporated in 1989. We changed our name from Synetic, Inc. to Medical Manager Corporation on July 23, 1999, upon the completion of our acquisition of Medical Manager Health Systems, Inc., formerly known as Medical Manager Corporation. In this prospectus, "Medical Manager", "we", "us", and "our" refer to Medical Manager Corporation and its subsidiaries. We are engaged in three principal business activities:

         o Healthcare Electronic Commerce Business. This business involves the development and provision of an Internet-based healthcare electronic commerce network that links physicians, payers, suppliers and patients, and is conducted through our majority-owned subsidiary, CareInsite, Inc., which we refer to in this prospectus as CareInsite. This network is designed to provide physicians with relevant clinical, administrative and financial information from payers and suppliers. We believe CareInsite's integration of payer-specific rules and healthcare guidelines with patent-specific information at the point of care will improve the quality of patient care, lead to more appropriate use of healthcare resources, gain compliance with benefit plan guidelines and control healthcare costs.

         o        Physician Practice Management Information Systems Business.
                  This business involves the development and provision of comprehensive physician practice management information systems to independent physicians, independent practice associations, management service organizations, physician practice management organizations and other providers of healthcare services in the United States, and is conducted through Medical Manager Health Systems and its subsidiaries. Medical Manager Health Systems develops, markets and supports The Medical Manager (R) practice management system, which addresses the financial, administrative, clinical and practice management needs of physician practices. The system has been implemented in a wide variety of practice settings from small physician groups to multi-provider independent practice associations and management service organizations. These proprietary systems enable physicians and their administrative staffs to efficiently manage their practices while delivering quality patient care in a constantly changing health care environment. Since the development of The Medical Manager software in 1982, Medical Manager Health Systems' installed base has grown to over 130,000 providers in approximately 25,000 client sites, representing more than 80 practice specialties. Medical Manager Health Systems believes that The Medical Manager system is the most widely installed physician practice management system in the United States.

         o Plastics and Filtration Technologies Business. This business involves the design, manufacture and distribution of porous and solid plastic components and products for use in life sciences, healthcare, industrial and consumer applications, and is conducted through Porex Technologies Corporation and our other plastic and filtration technologies subsidiaries, which we refer to collectively in this prospectus as "Porex." We believe that Porex's principal competitive strengths are its manufacturing processes, quality control, relationship with its customers and distribution of its proprietary health care products.

          We believe we will be distinguished by our ability to integrate the products and services offered by our Physician Practice Management Information Systems Business with those of our Healthcare Electronic Commerce Business into a suite of products that can comprehensively address all of the needs of a medical practice. This integration will enable a medical practice to more effectively and efficiently serve the needs of patients by utilizing innovative healthcare network and e-commerce services that leverage Internet technology. Our services and network facilities more efficiently exchange confidential clinical, administrative and financial information between physicians and their affiliated patients, payers, providers and suppliers. We also believe that physicians are more likely to appreciate and adopt the additional web-based services that will be provided by our Healthcare Electronic Commerce Business as a result of its cooperation with our Physician Practice Management Information Systems Business and the efforts of its sales and support personnel.

          On December 7, 1999, we entered into a definitive agreement to acquire certain assets of Physician Computer Network, Inc. for a purchase price of $53 million plus the assumption of certain liabilities. Physician Computer Network is one of the nation's largest providers of physician practice management information systems. Physician Computer Network provides physician practice management information systems to more than 55,000 providers in approximately 8,000 sites. We believe that the acquisition of Physician Computer Network will provide opportunities for more comprehensive and efficient customer support as well as significant cross-selling opportunities when combined into our Physician Practice Management Information Systems Business. With the acquisition of Physician Computer Network, we will now provide practice management systems to over 185,000 physicians throughout the United States. As contemplated by the agreement, Physician Computer Network filed a petition under Chapter 11 of the U.S. Bankruptcy Code and a plan of reorganization that provides for the sale of the assets of the company to us. Completion of the acquisition is subject to confirmation of the plan of reorganization and certain other customary closing conditions. We expect to complete the acquisition in the quarter ending June 30, 2000, but we cannot assure you that the acquisition will be consummated at that time, if ever. See the Consolidated Financial Statements of Physician Computer Network and the notes thereto and the "Unaudited Pro Forma Combined Condensed Consolidated Financial Statements" included elsewhere in this prospectus for additional information about Physician Computer Network.

          The address of our principal executive office is: River Drive Center 2, 669 River Drive, Elmwood Park, New Jersey 07407; our telephone number is:
(201) 703-3400. Medical Manager's Internet address is www.medicalmanager.com. The information on our Web site is not a part of this prospectus.

                 FORWARD-LOOKING STATEMENTS MAY PROVE INACCURATE

          This prospectus contains and incorporates by reference forward-looking statements and information relating to our company that are based on the beliefs of our company's management as well as assumptions made by and information currently available to our company's management. When used in this prospectus, the words "anticipate", "believe", "estimate", "expect" and similar expressions, as they relate to our management, or the management of any of our businesses, are intended to identify forward-looking statements. Such statements reflect the current view of our company with respect to future events and are subject to certain risks, uncertainties and assumptions. These risks and uncertainties may include:

         o implementation of or changes in the laws, regulations or policies governing the healthcare and healthcare electronic commerce, or e-commerce, industries;

         o commercialization and technological difficulties we may face in the deployment of our products and services;

         o our ability to continue to attract and retain qualified personnel;

         o expected benefits from the integration of our Healthcare Electronic Commerce business and our Physician Practice Management Information Systems business and our pending acquisition of

                  Physician Computer Network and of other businesses we may acquire in the future, as discussed further in the section entitled "Risk Factors" in this prospectus, not being fully realized or not being realized within the expected time frames;

         o the ability to achieve sufficient levels of physician penetration and market acceptance of our services;

         o the ability to quickly and successfully deploy CareInsite's system;

         o        revenues of our company being lower than expected;

         o costs or operational difficulties related to integrating the businesses of our company and Medical Manager Health Systems, Physician Computer Network and other businesses we may acquire in the future, into one combined company being greater than expected;

         o demands placed on management by the substantial increase in our size as a result of the acquisition of Medical Manager Health Systems and our pending acquisition of Physician Computer Network and of other businesses we may acquire in the future;

         o        increases in financing and financing-related costs;

         o general economic or business conditions affecting the healthcare, healthcare e-commerce and porous plastics industries being less favorable than expected;

         o adverse outcomes to any litigation we are currently, or may in the future become, involved in, as discussed further in the section entitled "Risk Factors" in this prospectus;

         o the inability to accomplish our strategic objectives for external expansion, including through acquisitions and strategic partnerships, and internal expansion, including through sales and marketing activities; and

         o other developments described more fully under the caption "Risk Factors".

          Should one or more of these risks or uncertainties materialize, or should our underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated or expected. We do not intend to update these forward-looking statements.

                                  RISK FACTORS

          Investing in our common stock will provide you with an equity ownership in Medical Manager. The value of an investment in our common stock is subject to the significant risks inherent in our businesses and risks relating to the securities market and ownership of common stock. Investors should consider carefully the risks and uncertainties described below and the other information in this prospectus and the information incorporated by reference in this prospectus before deciding whether to invest. Such risks may materially and adversely affect our business, financial condition or results of operations. In such case, the trading price of our common stock could decline, and you could lose all or part of your investment.

                        Risks Inherent in Our Businesses

          Each of our three principal businesses involves significant risks and uncertainties specific to that business, as well as risks and uncertainties common to all of these businesses. The risks and uncertainties of each of these businesses individually present risks and uncertainties to our company as a whole.

          Risks Inherent In Our Healthcare Electronic Commerce Business

          CareInsite is engaged in a new business that provides healthcare electronic commerce services and that only recently began to generate revenues and has incurred net losses since inception. CareInsite is a development stage company. CareInsite began operations in December 1996 and is now in the process of deploying its healthcare e-commerce services. CareInsite did not generate its first revenues until the quarter ended March 31, 1999. As of September 30, 1999, CareInsite had an accumulated deficit of $82.8 million. We expect that CareInsite will continue to incur significant development, deployment and sales and marketing expenses and that CareInsite will continue to incur operating losses for at least the next two fiscal years. We caution you that CareInsite may never achieve or sustain profitability. The provision of services using Internet technology in the healthcare e-commerce industry is a developing business that is inherently riskier than businesses in industries where companies have established operating histories.

          CareInsite will not become profitable unless it achieves sufficient levels of physician penetration and market acceptance of its services. CareInsite's business model depends on its ability to generate usage by a large number of physicians with a high volume of healthcare transactions and to sell healthcare e-commerce services to payers and other healthcare constituents. The acceptance by physicians of CareInsite's transaction, messaging and content services will require adoption of new methods of conducting business and exchanging information. We cannot assure you that physicians will integrate CareInsite's services into their office workflow, or that the healthcare market will accept its services as a replacement for traditional methods of conducting healthcare transactions. Failure to achieve broad physician penetration or successfully contract with healthcare participants would have a material adverse effect on our business prospects.

          Achieving market acceptance for CareInsite's services will require substantial marketing efforts and expenditure of significant funds to create awareness and demand by participants in the healthcare industry. We cannot assure you that CareInsite will be able to succeed in positioning its services as a preferred method for healthcare e-commerce, or that any pricing strategy that CareInsite develops will be economically viable or acceptable to the market. Failure to successfully market its services would have a material adverse affect on our business prospects.

          Our business prospects will suffer if CareInsite is not able to quickly and successfully deploy its CareInsite system. We believe that, in order to attain the objectives we have set, CareInsite must gain significant market share with its services before its competitors introduce alternative services with features similar to CareInsite's. We believe that our business prospects will suffer if CareInsite does not widely deploy its services before its competitors deploy alternative services. CareInsite must integrate its architecture with physicians', payers' and suppliers' systems. CareInsite will need to expend substantial resources to integrate its CareInsite system with the existing computer systems of large healthcare organizations. CareInsite has limited experience in doing so, and may experience delays in the integration process. These delays would, in turn, delay CareInsite's ability to generate revenue from its services and may have a material adverse effect on our business, financial condition and results of operations. As CareInsite deploys its CareInsite system, it may need to expand and adapt it to accommodate additional users, increased transaction volumes and changing customer requirements. This expansion and adaptation could be expensive. CareInsite may be unable to expand or adapt its network infrastructure to meet additional demand or its customers' changing needs on a timely basis and at a commercially reasonable cost, or at all. Any failure to deploy, expand or adapt the CareInsite system quickly could have a material adverse effect on our business prospects.

          CareInsite does not currently have a substantial customer base and its revenues will initially come from a few payers in one geographic market. CareInsite does not currently have a substantial customer base. In addition, CareInsite expects that initially it will generate a significant portion of its revenue from providing its products and services in the New York metropolitan area and from a small number of payers. CareInsite's failure to generate as much revenue in this market or from these payers as it expects, could have a material adverse effect on our business prospects.

          CareInsite may experience significant delays in generating revenues from its services because potential customers could take a long time to evaluate the purchase of its services. A key element of CareInsite's strategy is to market its services directly to large healthcare organizations. CareInsite does not control many of the factors that will influence payers', physicians' and suppliers' buying decisions. CareInsite expects that the sales and implementation process will be lengthy and will involve a significant technical evaluation and commitment of capital and other resources by payers, physicians and suppliers. The sale and implementation of CareInsite's services are subject to delays due to payers', physicians' and suppliers' internal budgets and procedures for approving large capital expenditures and deploying new technologies within their networks.

          CareInsite's business will suffer if the integrity of its systems is inadequate. CareInsite's business could be harmed if CareInsite or its present or future customers were to experience any system delays, failures or loss of data. Although CareInsite has safeguards and backup systems in the case of an emergency, the occurrence of a catastrophic event or other system failure at its facilities could interrupt its operations or result in the loss of stored data. In addition, CareInsite depends on the efficient operation of Internet connections from customers to its systems. These connections, in turn, depend on the efficient operation of Web browsers, Internet service providers and Internet backbone service providers. In the past, Internet users have occasionally experienced difficulties with Internet and online services due to system failures. Any disruption in Internet access provided by third parties could have a material adverse effect on our business, results of operations and financial condition. Furthermore, CareInsite depends on hardware suppliers for prompt delivery, installation and service of equipment used to deliver its services.

          CareInsite's operations are also dependent on the development and maintenance of software. Although CareInsite believes that it uses all necessary means to ensure the efficient and effective development and maintenance of software, both activities are extremely complex and thus frequently characterized by unexpected problems and delays.

          CareInsite's business will suffer if the security of its systems is, or is perceived to be, inadequate. CareInsite will retain confidential customer and patient information in its processing center. Therefore, it is critical that CareInsite's facilities and infrastructure remain and are perceived by the marketplace to be secure. However, despite the implementation of security measures, CareInsite's infrastructure may be vulnerable to damage from physical break-ins, computer viruses, programming errors, attacks by hackers or similar disruptive problems. If an experienced computer user is able to access CareInsite's computer systems he or she could gain access to confidential patient and company information. Furthermore, CareInsite may not have a timely remedy to secure its system against any hacker who has been able to penetrate its system. A material security breach could result in:

         o        damage to CareInsite's reputation or

         o        liability to CareInsite or

         o        the interruption, delay or cessation of service

Any of these events could have a material adverse effect on our business, results of operations and financial condition.

          A significant barrier to e-commerce and communications are the issues presented by the secure transmission of confidential information over public networks. Concerns over the security of the Internet and other online transactions and the privacy of users may inhibit the growth of the Internet and other online services generally, and CareInsite's services in particular, especially as a means of conducting commercial and/or healthcare-related transactions. CareInsite relies on encryption and authentication technology licensed from third parties to secure Internet transmission of and access to confidential information. We cannot assure you that advances in computer capabilities, new discoveries in the field of cryptography, or other events or developments will not result in a compromise or breach of the methods CareInsite uses to protect customer transaction data. A party who is able to circumvent CareInsite's security measures could misappropriate or alter proprietary information or cause interruptions in CareInsite's operations. If any such compromise of CareInsite's security or misappropriation of proprietary information were to occur, it could have a material adverse effect on our business, financial condition and results of operations. CareInsite may be required to expend significant capital and other resources to protect against such security breaches or to alleviate problems caused by security breaches. CareInsite may also be required to spend significant resources and encounter significant delays in upgrading its systems to incorporate more advanced encryption and authentication technology as it becomes available. We cannot assure you that CareInsite's security measures will prevent security breaches or that failure to prevent such security breaches will not have a material adverse effect on our business, prospects, financial condition and results of operations.

Risks Inherent in our Physician Practice Management Information Systems Business

          Medical Manager Health Systems may not be able to successfully implement its acquisition strategy. As part of its growth strategy, Medical Manager Health Systems intends to continue to acquire additional independent dealers of The Medical Manager physician practice management system, complementary technologies outside the dealer network and other complementary companies and technologies. Medical Manager Health Systems may not be able to identify, acquire or profitably integrate and manage additional dealers or complementary technologies, if any, into Medical Manager Health Systems without substantial costs, delays or other operational or financial problems. Further, acquisitions may have adverse effects, including:

         o negative impact on Medical Manager Health Systems' operating results,

         o        diversion of management's attention from ongoing operations,

         o        failure to retain key personnel of acquired entities,

         o        amortization of acquired intangible assets and

         o        risks associated with unanticipated events or liabilities.

          Some or all of these events could have a material adverse effect on our results of operations, financial condition or business. Customer dissatisfaction or performance problems at a single acquired company could have an adverse effect on the reputation of Medical Manager Health Systems and render ineffective Medical Manager Health Systems' national sales and marketing initiatives. In addition, we cannot assure you that dealers or complementary technologies acquired in the future will achieve anticipated revenue and earnings. In addition, the existing dealer network may not continue to be receptive to Medical Manager Health Systems' acquisition program and we cannot assure you that dealers which are not acquired by Medical Manager Health Systems will adhere to Medical Manager Health Systems' marketing, training and support guidelines. The occurrence of one or more of these events would impair Medical Manager Health Systems' plans to rationalize its distribution network.

          We are dependent on our principal products and we are exposed to risks related to problems with any of these products. Medical Manager Health Systems currently derives a significant percentage of its revenue from sales of The Medical Manager core system. As a result, any event adversely affecting its core product could have a material adverse effect on our results of operations, financial condition or business. Although Medical Manager Health Systems has experienced increasing annual sales, on a pro forma basis, revenue associated with existing products could decline as a result of several factors, including price competition. We cannot assure you that Medical Manager Health Systems will continue to be successful in marketing its current products or any new or enhanced products.

          If we are unable to ensure that our products meet or surpass appropriate quality standards, our business could suffer. Healthcare providers demand the highest level of reliability and quality from their information systems. Although Medical Manager Health Systems devotes substantial resources to meeting these demands, its products may, from time to time, contain errors. Such errors may result in a loss of, or delay in, market acceptance of its products. Delays or difficulties associated with meeting Medical Manager Health Systems' customers' required levels of reliability and quality in its new product introductions or product enhancements could cause health care providers to choose competing information systems, which would have a material adverse effect on our results of operations, financial condition or business.


         If our systems and products experience significant failure, we could be exposed to liability claims or litigation. Any failure of Medical Manager Health Systems' products to provide accurate, confidential and timely information could result in product liability or breach of contract claims against Medical Manager Health Systems by its clients, their patients or others. Certain of Medical Manager Health Systems' products provide applications that relate to financial records, patient medical records and treatment plans, or manage and report on financial data, and any errors in such applications and financial data could result in liability to Medical Manager Health Systems. In addition, because Medical Manager Health Systems' products facilitate electronic claims submissions, any resulting loss of financial data could result in delays in claims submission and extra administrative costs leading to liability to Medical Manager Health Systems. Medical Manager Health Systems maintains insurance to protect against such claims, but we cannot assure you that such insurance coverage will be available or, if available, will adequately cover any claim asserted against Medical Manager Health Systems. A successful claim brought against Medical Manager Health Systems in excess of its insurance coverage could have a material adverse effect on our results of operations, financial condition or business. Even unsuccessful claims could result in the expenditure of funds in litigation, as well as diversion of management time and resources.

       Risks Inherent in Our Plastics and Filtration Technologies Business

          The nature of Porex's products exposes it to product liability claims and may make it difficult to get adequate insurance coverage. The products sold by Porex expose it to potential risk for product liability claims, particularly with respect to Porex's life sciences, clinical, surgical and medical products. We believe that Porex carries adequate insurance coverage against product liability claims and other risks. We cannot assure you, however, that claims in excess of Porex's insurance coverage will not arise. In addition, Porex's insurance policies must be renewed annually. Although Porex has been able to obtain adequate insurance coverage at an acceptable cost in the past and believes that it is adequately indemnified for products manufactured by others and distributed by it, we cannot assure you that in the future it will be able to obtain such insurance at an acceptable cost or be adequately protected by such indemnification. For example, as described further in "-- Risks Common to each of Our Businesses -- Our Principal Businesses Are Subject to Litigation -- Mammary Implant Litigation" below, Porex was notified in 1994 that its insurance carrier would not renew its then-existing insurance coverage after December 31, 1994 with respect to actions and claims arising out of Porex's distribution of silicone mammary implants. However, Porex has exercised its right to purchase extended reporting period coverage with respect to such actions and claims. See also "Legal Proceedings" in our Form 10-K, as amended, for the fiscal year ended June 30, 1999, which is incorporated by reference in this prospectus.

                     Risks Common to Each of Our Businesses

          Our inability to implement our ongoing acquisition program may negatively affect our existing businesses. We have an active acquisition program and intend to concentrate our efforts on businesses which are complementary to our core businesses. Such emphasis is not, however, intended to limit in any manner our ability to pursue acquisition opportunities in other related businesses or in other industries. In addition to the acquisition of Medical Manager Health Systems and the pending acquisition of Physician Computer Network discussed above, we acquired nine independent dealers of The Medical Manager physician practice management systems in the second half of calendar 1999. We anticipate that we may enter into further acquisitions, joint ventures, strategic alliances or other business combinations. These transactions may materially change the nature and scope of our business.

          Although our management evaluates the risks inherent in any particular transaction, we cannot assure you that we will properly ascertain all such risks. In addition, we cannot assure you that we will succeed in consummating any such transactions, that such transactions, including the business combination between Synetic and Medical Manager as discussed above and the pending acquisition of Physician Computer Network, will ultimately provide us with the ability to offer the products and services described or that we will be able to successfully manage or integrate any resulting business.

          The success of our acquisition program will depend on, among other things:

         o        the availability of suitable acquisition candidates,

         o        the availability of funds to finance transactions, and

         o the availability of management resources to oversee the operation of resulting businesses.

          Financing for such transactions may come from several sources, including, without limitation:

         o        cash and cash equivalents on hand,

         o        marketable securities,

         o        proceeds from new indebtedness, or

         o proceeds from the issuance of additional common stock, preferred stock, convertible debt or other securities.

          The issuance of additional securities, including common stock, could result in:

         o substantial dilution of the percentage ownership of our stockholders at the time of any such issuance, and

         o        substantial dilution of our earnings per share.

          The proceeds from any financing may be used for costs associated with identifying and evaluating prospective candidates, and for structuring, negotiating, financing and consummating any such transactions and for other general corporate purposes. We do not intend to seek stockholder approval for any such transaction or security issuance unless required by applicable law or regulation.

          Integrating our business operations with those businesses that we have recently acquired or may acquire in the future may be difficult and may have a negative impact on our business. We are in the process of integrating our Healthcare Electronic Commerce Business and our Physician Practice Management Information Systems Business. In addition, on December 7, 1999 we entered into a definitive agreement to acquire Physician Computer Network. As contemplated by that agreement, Physician Computer Network voluntarily filed a petition under Chapter 11 of the U.S. Bankruptcy Code and a plan or reorganization that provides for the sale of the assets of the company to us. Integrating this business into our company will, therefore, be subject to approval of the plan of reorganization in the bankruptcy proceedings in addition to the other difficulties described below. We may also acquire additional businesses in the future. Our combination with Medical Manager Health Systems and the integration of other companies or business we may acquire in the future, including Physician Computer Network if the acquisition is consummated, involves the integration of separate companies that have previously operated independently and have different corporate cultures. The process of combining such companies may be disruptive to their businesses and may cause an interruption of, or a loss of momentum in, such businesses as a result of the following difficulties, among others:

         o        loss of key employees or customers;

         o possible inconsistencies in standards, controls, procedures and policies among the companies being combined and the need to implement and harmonize company-wide financial, accounting, information and other systems;

         o failure to maintain the quality of services that such companies have historically provided;

         o        the need to coordinate geographically diverse organizations;
                  and

         o the diversion of management's attention from our day-to-day business and that of Medical Manager Health Systems, or of any other company that we may acquire, as a result of the need to deal with the above disruptions and difficulties and/or the possible need to add management resources to do so.

          Such disruptions and difficulties, if they occur, may cause our company to fail to realize the benefits that it currently expects to result from such integration and may cause material adverse short- and long-term effects on the operating results and financial condition of our company.

          Our acquisitions may not produce the anticipated benefits. Even if we are able to integrate the operations of Medical Manager Health Systems into our company, or the operations of other companies or businesses we may acquire in the future, successfully, we cannot assure you that such integration will result in the realization of the full benefits that we currently expect to result from such integration or that such benefits will be achieved within the time frame that we currently expect.

         o Revenue enhancements from cross-selling complementary services may not materialize as expected.

         o The benefits from the combination may be offset by costs incurred in integrating the companies.

         o The benefits from the transaction may also be offset by increases in other expenses, by operating losses or by problems in the business unrelated to the transaction.

          Our principal businesses are subject to litigation. Our company and each of its businesses are subject to the risk of litigation and we are currently engaged in the following matters.

          Litigation by Merck & Co., Inc. and Merck-Medco Managed Care, L.L.C. against Medical Manager, CareInsite and certain of our executives. On February 18, 1999, Merck & Co., Inc. and Merck-Medco Managed Care, L.L.C. filed a complaint in the Superior Court of New Jersey against Synetic (as noted above, since renamed Medical Manager Corporation), CareInsite, Martin J. Wygod, our Chairman, and three of our officers and/or directors, Paul C. Suthern, Roger C. Holstein and Charles A. Mele. The plaintiffs assert that CareInsite, Medical Manager and the individual defendants are in violation of certain non-competition, non-solicitation and other agreements with Merck and Merck-Medco, and seek to enjoin the defendants from conducting a healthcare e-commerce business and from soliciting Merck-Medco's customers. The agreements with respect to our company and Mr. Wygod expired May 24, 1999. Mr. Suthern's agreement expired in December 1999. The other individuals' agreements provide for expiration in March 2000, in the case of Mr. Mele, and September 2002, in the case of Mr. Holstein.

          A hearing was held on March 22, 1999 on an application for a preliminary injunction filed by Merck and Merck-Medco. On April 15, 1999, the Superior Court denied this application. We believe that Merck's and Merck-Medco's positions in relation to our company and the individual defendants are without merit and we intend to vigorously defend the litigation. However, the outcome of complex litigation is uncertain and cannot be predicted at this time. Any unanticipated adverse result could have a material adverse effect on our financial condition and results of operations.

          Mammary Implant Litigation. During the year ended June 30, 1988, Porex began distributing silicone mammary implants in the United States pursuant to a distribution arrangement with a Japanese manufacturer.

Because of costs associated with increased government regulation and examination, Porex's supplier determined to withdraw its implants from the United States market. On July 9, 1991, the FDA mandated a recall of all implants manufactured by companies that elected not to comply with certain FDA regulations regarding data collection. Accordingly, Porex notified all of its customers not to use any implants sold by Porex and to return such implants to Porex for a full refund. Porex had ceased offering implants for sale prior to the recall date. Porex believes that after accounting for implants returned to it, the aggregate number of recipients of implants distributed by Porex under the Distribution Agreement in the United States totals approximately 2,500.

          Since March 1991, Porex has been named as one of many co-defendants in a number of actions brought by recipients of implants. Certain of the actions against Porex have been dismissed where it was determined that the implant in question was not distributed by Porex. In addition, as of January 20, 2000, 201 actions and 44 out-of-court claims were pending against Porex. Of the 201 actions, 82 involve implants identified as distributed by Porex and 86 cases involve implants identified as not having been distributed by Porex. In the remaining 33 actions, the implants have not been identified. During the fiscal year ended June 30, 1999, there were 36 implant-related claims made against Porex by individuals as compared with 16 claims made during the fiscal year ended June 30, 1998 and 24 claims made during the fiscal year ended June 30, 1997. For the six months ended December 31, 1999, 8 claims were made.

          The typical case or claim alleges that the individual's mammary implants caused one or more of a wide range of ailments. These implant cases and claims generally raise difficult and complex factual and legal issues and are subject to many uncertainties and complexities, including, but not limited to, the facts and circumstances of each particular case or claim, the jurisdiction in which each suit is brought, and differences in applicable law. We do not have sufficient information to evaluate each case and claim.

          In 1994, Porex was notified that its insurance carrier would not renew its then-existing insurance coverage after December 31, 1994 with respect to actions and claims arising out of Porex's distribution of implants. However, Porex has exercised its right, under such policy, to purchase extended reporting period coverage with respect to such actions and claims. Such coverage provides insurance, subject to existing policy limits but for an unlimited time period, with respect to actions and claims made after December 31, 1994 that are based on events that occurred during the policy period. In addition, Porex has purchased extended reporting period coverage with respect to other excess insurance. This coverage also extends indefinitely, replacing coverage which would by its terms have otherwise expired by December 31, 1997. We will continue to evaluate the need to purchase further extended reporting period coverage from excess insurers to the extent such coverage is reasonably available. We believe that our present coverage, together with Porex's insurance policies in effect on or before December 31, 1994, should provide adequate coverage against liabilities that could result from actions or claims arising out of Porex's distribution of implants. To the extent that certain of such actions and claims seek punitive and compensatory damages arising out of alleged intentional torts, if awarded such damages may or may not be covered, in whole or in part, by Porex's insurance policies. In addition, Porex's recovery from its insurance carriers is subject to policy limits and certain other conditions.

          We believe that Porex has a valid claim for indemnification under the distribution agreement with respect to any liabilities that could result from pending actions or claims by recipients of implants or any similar actions or claims that may be commenced in the future. However, Porex's right to indemnification is subject to a disagreement with the manufacturer. Pending the resolution of such disagreement, the manufacturer has been paying a portion of the costs of the settled claims.

          Based on the foregoing, we believe that the possibility is remote that pending actions and claims that may be commenced or made in the future could, individually or in the aggregate, pose a material risk to the financial position of our company or our results of operations, although we cannot assure you of this.

          Medical Manager Health Systems Year 2000 Litigation. A class action lawsuit was brought against Medical Manager Health Systems alleging Year 2000 issues regarding The Medical Manager software in versions prior to Version 9.0. Seven additional lawsuits were also brought against Medical Manager Health Systems, each purporting to sue on behalf of those similarly situated and raising essentially the same issues. In March 1999, we entered into an agreement to settle the class action lawsuit, as well as five of the seven other similar cases. The settlement created a settlement class of all purchasers of Version 7 and 8 and upgrades to Version 9 of The Medical Manager software, and released Medical Manager Health Systems from Year 2000 claims arising out of the sales of these versions of our product. Under the terms of the settlement, Version 8.12, containing our Version of 8.11 software with a Year 2000 patch, will be licensed without a license fee to Version 7 and 8 users who participate in the settlement. In addition, the settlement also provided that participating users who purchased a Version 9 upgrade had the option to obtain one of four optional modules from us without a license fee, or to elect to take a share of a settlement cash fund. The settlement required Medical Manager Health Systems to make a cash payment of $1,455,000. Pursuant to the settlement, we were released from liability due to the Year 2000 non-compliance of Versions 7 and 8 by all users of Version 7 and 8 except 29 users who opted-out of the class settlement and could potentially still bring lawsuits against our company.

          Medical Manager Health Systems Securities Laws Litigation. A lawsuit was filed against Medical Manager Health Systems and certain of its officers and directors, among other parties, on October 23, 1998 in the United States District Court for the Middle District of Florida. The class period is alleged to be between April 23, 1998 and August 5, 1998. The lawsuit, styled George Ehlert, et al. vs. Michael A. Singer, et al., purports to bring an action on behalf of the plaintiffs and others similarly situated to recover damages for alleged violations of the federal securities laws and Florida laws arising out of our issuance of allegedly materially false and misleading statements covering our business operations, including the development and sale of our principal product, during the class period. An amended complaint was served on March 2, 1999. The amended complaint was dismissed on a motion to dismiss but this dismissal is currently being appealed. The lawsuit seeks, among other things, compensatory damages in favor of the plaintiffs and the other purported class members and reasonable costs and expenses. We believe that this lawsuit is without merit and intend to vigorously defend against it.

          Each of our businesses is subject to significant competition.

          Healthcare Electronic Commerce Business. The market for healthcare e-commerce is in its infancy and is undergoing rapid technological change. Competition will potentially come from several areas, including traditional healthcare software vendors, electronic data interchange network providers, emerging e-commerce companies or others. Traditional healthcare software vendors typically provide some form of physician office practice management system. These organizations focus primarily on the administrative functions in the healthcare setting and include companies like Medic and IDX. Electronic data interchange network providers and claims clearinghouses like Envoy and National Data Corporation (NDC) provide connectivity to edit and transmit data on medical and pharmacy claims. These competitors offer services which may be competitive with CareInsite's healthcare e-commerce services. Companies like Healtheon/WebMD, which recently announced the signing of a definitive agreement to acquire Envoy, and other emerging e-commerce companies offer a range of services which compete with CareInsite's services. Some of CareInsite's competitors have services that are currently in operation. Some of CareInsite's competitors also have greater financial, technological and marketing resources than CareInsite. We cannot assure you that future competition will not have a material adverse effect on CareInsite, and thus our company's, results of operations, financial condition or business.

          Physician Practice Management Information Systems Business. The market for practice management systems such as The Medical Manager practice management system is highly competitive. Medical Manager Health Systems' competitors vary in size and in the scope and breadth of the products and services that they offer. Medical Manager Health Systems competes with different companies in each of its target markets. Many of Medical Manager Health Systems' competitors have greater financial, development, technical, marketing and sales resources than Medical Manager Health Systems. In addition, other entities not currently offering products and services similar to those offered by Medical Manager Health Systems, including claims processing organizations, hospitals, third-party administrators, insurers, healthcare organizations and others, may enter certain markets in which Medical Manager Health Systems competes. We cannot assure you that future competition will not have a material adverse effect on Medical Manager Health Systems', and thus our company's, results of operations, financial condition or business.


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


          Plastics and Filtration Technologies Business. Competition in Porex's plastic products business is characterized by the introduction of competitive products at lower prices. We believe that Porex's principal competitive strengths are its manufacturing processes, quality control, relationship with its customers and distribution of its proprietary health care products.

          In the porous plastics area, Porex's competitors include other producers of porous plastic materials as well as companies that manufacture and sell products made from materials other than porous plastics which can be used for the same purposes as Porex's products. In this field, Porex has several direct competitors in the United States, Europe and Asia. Porex's porous plastic pen nibs compete with felt and fiber tips manufactured by a variety of suppliers worldwide. Other Porex industrial products made of porous plastic compete, depending on the industrial application, with porous metals, metal screens, fiberglass tubes, pleated paper, resin-impregnated felt, ceramics and other substances and devices.

         The market for Porex's injection molded solid plastic components and products, including its medical products, is highly competitive and highly fragmented. Porex's pipette tips and racks also compete with similar products manufactured by domestic and foreign manufacturers. Porex's injection molding and mold making services compete with services offered by several foreign and domestic companies. The MEDPOR(R) Biomaterial products compete for surgical use against autogenous and allograph materials and alloplastic biomaterials. Porex's surgical drains and markers compete against a variety of products from several manufacturers.

          Rapidly changing technology may adversely affect our healthcare businesses. All businesses which rely on technology, including the healthcare e-commerce business that we are developing, are subject to, among other risks and uncertainties:

         o        rapid technological change;

         o        changing customer needs;

         o        frequent new product introductions; and

         o        evolving industry standards.

          Internet technologies are evolving rapidly, and the technology used by any e-commerce business is subject to rapid change and obsolescence. These market characteristics are exacerbated by the emerging nature of the market and the fact that many companies are expected to introduce new Internet products and services in the near future. In addition, use of the Internet may decrease if alternative protocols are developed or if problems associated with increased Internet use are not resolved. As the communications, computer and software industries continue to experience rapid technological change, we must be able to quickly and successfully modify our services so that they adapt to such changes. We cannot assure you that we will not experience difficulties that could delay or prevent the successful development and introduction of our healthcare e-commerce services or that we will be able to respond to technological changes in a timely and cost-effective manner. Moreover, technologically superior products and services could be developed by competitors. These factors could have a material adverse effect upon our business prospects.

          The market for Medical Manager Health Systems' products is also characterized by rapid change and technological advances requiring ongoing expenditures for research and development and the timely introduction of new products and enhancements of existing products. Medical Manager Health Systems' future success will depend, in part, upon its ability to enhance its current products, to respond effectively to technological changes, to sell additional products to its existing client base and to introduce new products and technologies that address the increasingly sophisticated needs of its clients. Medical Manager Health Systems is devoting significant resources to the development of enhancements to its existing products and the migration of existing products to new software platforms. We cannot assure you that Medical Manager Health Systems will successfully complete the development of new products or the migration of products to new platforms or that Medical Manager Health Systems' current or future products will satisfy the needs of the market for practice management systems. Further, we cannot assure you that products or technologies developed by others will not adversely affect Medical Manager Health Systems' competitive position or render its products or technologies noncompetitive or obsolete. These factors could have a material adverse effect upon our business prospects.

          Our business could suffer if we are unable to protect our intellectual property. The success of our businesses is dependent to a significant extent on each business's ability to protect the proprietary and confidential aspects of its technology. With certain exceptions relating to Porex, the technology relating to our operating subsidiaries is not patented and existing copyright laws offer only limited practical protection. Our businesses rely on a combination of trade secret, copyright and trademark laws, license agreements, nondisclosure and other contractual provisions and technical measures to establish and protect their proprietary rights. We cannot assure you that the legal protections afforded to our businesses or the steps taken by our businesses will be adequate to prevent misappropriation of their technology. In addition, these protections do not prevent independent third-party development of competitive products or services. We believe that our businesses' products, services, trademarks and other proprietary rights do not infringe upon the proprietary rights of third parties. We cannot assure you that, however, that third parties will not assert infringement claims against our businesses or that any such assertion will not require our businesses to enter into a license agreement or royalty arrangement with the party asserting the claim. As competing healthcare information systems increase in complexity and overall capabilities and the functionality of these systems further overlap, providers of such systems may become increasingly subject to infringement claims. Responding to and defending any such claims may distract the attention of our management and otherwise have a material adverse effect on our results of operations, financial condition or business.

          Government regulation of our principal businesses could adversely affect our financial condition and results of operations. Each of our businesses is subject to government regulation.

          Healthcare Electronic Commerce Business. Participants in the healthcare industry are subject to extensive and frequently changing regulation at the federal, state and local levels. The Internet and its associated technologies are also subject to government regulation. Many existing laws and regulations, when enacted, did not anticipate the types of healthcare e-commerce services that CareInsite is deploying. Our company believes, however, that these laws and regulations may nonetheless be applied to CareInsite's healthcare e-commerce business. Application of present or future laws or regulations to CareInsite's business could have a material adverse effect on our business, financial condition or results of operations.

          Current laws and regulations which may affect the healthcare e-commerce industry relate to the following:

         o        confidential patient medical record information;

         o the electronic transmission of information from physicians' offices to pharmacies, laboratories and other healthcare industry participants;

         o the use of software applications in the diagnosis, cure, treatment, mitigation or prevention of disease;

         o health maintenance organizations, insurers, healthcare service providers and/or employee health benefit plans; and

         o        the relationships between or among healthcare providers.

          We expect CareInsite to conduct its healthcare e-commerce business in substantial compliance with all material federal, state and local laws and regulations governing its operations. However, the impact of regulatory developments in the healthcare industry is complex and difficult to predict, and we cannot assure you that CareInsite will not be materially adversely affected by existing or new regulatory requirements or interpretations. It is also possible that such requirements or interpretations could limit the effectiveness of the use of the Internet for the types of healthcare e-commerce services that CareInsite is deploying or even prohibit the sale of these services.

          Healthcare service providers, payers, and plans are also subject to a wide variety of laws and regulations that could affect the nature and scope of their relationships with CareInsite. Laws regulating health insurance, health maintenance organizations and similar organizations, as well as employee benefit plans, cover a broad array of subjects, including licensing requirements, grievance and appeal procedures, and others. Laws governing healthcare providers, payers and plans are often not uniform between states, and could require CareInsite to undertake the expense and difficulty of tailoring CareInsite's business procedures, information systems, or financial relationships in order for its customers to be in compliance with applicable laws and regulations. Compliance with such laws could also interfere with the scope of CareInsite's services, or make them less cost-effective for CareInsite's customers.

          CareInsite and its customers and suppliers are subject to numerous federal and state laws and regulations that govern the financial relationships between entities in the healthcare industry. A federal law commonly known as the Federal Health Care Programs antikickback law, and several similar laws, prohibit payments that are intended to induce physicians or others either to refer patients or to purchase, order or arrange for or recommend the purchase of healthcare products or services, including laboratory services and pharmaceuticals. Another federal law, commonly known as the "Stark" law, prohibits physicians from referring Medicare and Medicaid patients for designated health services to entities with which they have a financial relationship, unless that relationship qualifies for an explicit exception to the referral ban. We cannot assure you that CareInsite's present or future arrangements will not be challenged, required to be changed, or subject to sanctions under these laws and any future laws or regulations. Any such challenge or change, including any related sanctions which might be assessed, could have a material adverse effect on our operations, revenue and earnings.

          Because of the Internet's popularity and increasing use, new laws and regulations with respect to the Internet are becoming more prevalent. Such laws and regulations have covered, or may cover in the future, issues such as:

         o        security, privacy and encryption;

         o        pricing;

         o        content;

         o        copyrights and other intellectual property;

         o        contracting and selling over the Internet;

         o        distribution; and

         o        characteristics and quality of services.

          Moreover, the applicability to the Internet of existing laws in various jurisdictions governing issues such as property ownership, sales and other taxes, libel and personal privacy is uncertain and may take years to resolve. Any new legislation or regulation regarding the Internet, or the application or existing laws and regulation to the Internet, could adversely affect our business.

          CareInsite is subject to extensive federal and state laws and regulations relating to the transmission, disclosure and use of confidential medical information, including, among others, the Health Insurance Portability and Accountability Act of 1996 and related rules proposed by the Health Care Financing Administration, state privacy and confidentiality laws, Medicare and Medicaid laws, state pharmacy laws, and Health Care Financing Administration standards for the Internet transmission of data. New laws and regulations governing confidential medical information may be adopted at both the state and federal level, including proposed regulations pursuant to the Health Insurance Portability and Accountability Act of 1996. The Secretary of Health and Human Services is promulgating rules governing the use and disclosure of individually identifiable healthcare information, in the event that Congress does not enact measures designed to comply with any new legislation. Laws and regulations governing confidential medical information may restrict CareInsite's ability to conduct its business under certain circumstances or for certain purposes, or in a particular format, such as electronically.

          Other legislation currently being considered at the federal level could affect CareInsite's business. For example, the Health Insurance Portability and Accountability Act of 1996 also mandates the use of standard transactions, standard identifiers, security and other provisions by the year 2000, for healthcare information that is electronically transmitted, processed, or stored. CareInsite is designing its services to comply with these proposed regulations; however, these regulations are subject to significant modification prior to becoming final, which could cause CareInsite to use additional resources and lead to delays in order to revise its services. In addition, CareInsite's ability to electronically transmit information in carrying out business activities depends on other healthcare providers and payers complying with these regulations.

          Physician Practice Management Information Systems Business. The Food and Drug Administration has jurisdiction under the 1976 Medical Device Amendments to the Federal Food, Drug and Cosmetic Act, which we refer to in this prospectus as the FDA Act, to regulate computer products and software as medical devices if they are intended for use in the diagnosis, cure, mitigation, treatment or prevention of disease in humans. The FDA has issued a final rule under which manufacturers of medical image storage devices and related software are required to submit to the FDA premarket notification applications, which are each referred to in this document as a 510(k) Application, and otherwise comply with the requirements of the FDA Act applicable to medical devices. Medical Manager Health Systems is distributing in the United States a medical image management device, which is referred to in this document as the "image module", which was cleared by the FDA on April 4, 1997 and is manufactured by a third party in accordance with specifications set forth in the cleared 510(k) Application. Medical Manager Health Systems has created an interface between The Medical Manager practice management system and the image module and is marketing the interface and the image module as the Document Image Module System. Medical Manager Health Systems believes that the addition of its practice management system to the image module does not change the image module's intended use or significantly change the safety or efficacy of the product such that a new 510(k) Application is required. The FDA is currently reviewing its policy for the regulation of computer software, and there is a risk that The Medical Manager software could in the future become subject to some or all of the above requirements, which could have a material adverse effect on our results of operations, financial condition or business.

          Plastics and Filtration Technologies Business. Porex manufactures and distributes certain medical/surgical devices, such as plastic and reconstructive surgical implants and tissue expanders, which are subject to government regulations, under the Medical Device Amendments of 1976 to the FDA Act, which is referred to in this document as "the FDA Act", and additional regulations promulgated by the Food and Drug Administration. Future healthcare products may also be subject to such regulations and approval processes. Compliance with such regulations and the process of obtaining approvals can be costly, complicated and time-consuming, and we cannot assure you that such approvals will be granted on a timely basis, if ever.

          Government healthcare reform proposals may have a negative effect on our Healthcare Electronic Commerce Business and our Physician Practice Management Information Systems Business. The healthcare industry in the United States is subject to changing political, economic and regulatory influences that may affect the procurement practices and operations of healthcare organizations. The products and services of our Healthcare Electronic Commerce Business and our Physician Practice Management Information Systems Business are designed to function within the structure of the healthcare financing and reimbursement system currently being used in the United States. During the past several years, the healthcare industry has been subject to increasing levels of government regulation of, among other things, reimbursement rates and certain capital expenditures. From time to time, certain proposals to reform the healthcare system have been considered by Congress. These proposals, if enacted, may increase government involvement in healthcare, lower reimbursement rates and otherwise change the operating environment for participants in the healthcare industry, including providers and payers. Healthcare organizations may react to these proposals, and the uncertainty surrounding such proposals, by curtailing or deferring investments and expenditures, including those for products and services of our Healthcare Electronic

Commerce Business and our Physician Practice Management Information Systems Business. We cannot predict with any certainty what impact, if any, such proposals or healthcare reforms might have on our results of operations, financial condition or business.

          Our business could still be negatively affected by year 2000 computer problems. Many currently installed computer systems and software products are coded to accept or recognize only two digit entries for the year in the date code field. This problem is often referred to as the Year 2000 problem. These systems and software products need to accept four digit year entries to distinguish 21st century dates from 20th century dates. Though we did not experience any year 2000 problems on January 1, 2000, additional year 2000 problems may become evident after that date.

          We believe that the systems of our CareInsite, Medical Manager Health Systems, and Porex businesses are year 2000 compliant and, to date, those systems have not experienced any year 2000 problems. Although each of our businesses continues to have contingency plans in place for operational problems which may arise as a result of a year 2000 problem, we cannot assure you that year 2000 issues will not potentially pose significant operational problems or have a material adverse effect on our business, financial condition and results of operations in the future.

          We are not aware of any material year 2000 problems encountered by suppliers or customers of our businesses to date but have not yet obtained confirmations from such suppliers and customers that they did not experience year 2000 problems. Accordingly, we cannot determine whether any suppliers have experienced year 2000 problems that may impact their ability to supply us with equipment and services or any customers have experienced disruptions to their business. Further, we cannot determine the state of their year 2000 readiness on a going forward basis. We cannot assure you that our suppliers and customers will be successful in ensuring that their systems have been and will continue to be or will be year 2000 compliant or that their failure to do so will not have an adverse effect on our business, financial condition and results of operations.

    Risks Relating to the Securities Market and Ownership of Our Common Stock

          Certain Antitakeover Effects Could Affect the Market Price of Our Common Stock. Provisions in our Certificate of Incorporation relating to the delegation of rights to issue preferred stock may have the effect not only of discouraging tender offers or other stock acquisitions but also of deterring existing stockholders from making management changes. In addition, if we do not redeem the Debentures as we have described in this prospectus, the requirement that we repurchase up to the aggregate $159.4 million principal amount of our Debentures, at the option of the holder, upon the occurrence of a designated event may, in certain circumstances, make more difficult or discourage a takeover of our company. Further, as of December 31, 1999, Messrs. Wygod, Singer and Kang collectively beneficially owned approximately 27.3% of the outstanding shares of our common stock. Due to their ownership of these shares, these individuals may be in a position to influence the election of our board of directors, as well as the direction and future operations of our company. Their ownership could also make more difficult or discourage a takeover of our company. Each of these factors could affect the market price of our common stock.

                                 USE OF PROCEEDS

          The proceeds, if any, received by our company from the sale of common stock to the Purchasers pursuant to standby arrangements described in this prospectus in the section entitled "Standby Arrangements" will be used to pay the Redemption Price of Debentures not duly tendered for conversion. Any other amounts received by our company from the Purchasers pursuant to the standby arrangements described in this prospectus will be used for general corporate purposes. The amount of the proceeds, if any, to be received by our company from the Purchasers is not determinable at this time, as neither the number of shares, if any, that will be sold to the Purchasers nor the amount of any profit, if any, that the Purchasers will realize upon resale of such shares and will be required to share with our company can be determined at this time. We will not receive any proceeds from the issuance of common stock upon conversion of Debentures.

                          DESCRIPTION OF CAPITAL STOCK

          The following description of our capital stock is subject to the Delaware General Corporation Law and to provisions contained in our Certificate of Incorporation and By-laws. Copies of our Certificate of Incorporation and By-laws are exhibits to our Current Report on Form 8-K dated July 27, 1999, which is incorporated by reference in this prospectus. You should refer to such exhibits for a detailed description of the provisions that are summarized below.

Authorized Capital

          Our authorized capital stock consists of 300,000,000 shares of common stock, $.01 par value, and 10,000,000 shares of preferred stock, $.01 par value. Holders of our common stock have no preemptive or other subscription rights.

Common Stock

          On December 31, 1999, there were 35,248,810 outstanding shares of our common stock. We believe that our common stock is beneficially held by at least 400 stockholders.

          The holders of our common stock are entitled to one vote per share on all matters submitted to a vote of the stockholders. Holders of our common stock do not have cumulative voting rights. Therefore, holders of more than 50% of the shares of our common stock are able to elect all directors eligible for election each year. The holders of common stock are entitled to dividends and other distributions out of assets legally available if and when declared by our board of directors. Upon our liquidation, dissolution or winding up, the holders of our common stock are entitled to share pro rata in the distribution of all of our assets remaining available for distribution after satisfaction of all liabilities, including any prior rights of any preferred stock which may be outstanding. There are no redemption or sinking fund provisions applicable to our common stock.

          The transfer agent and registrar for the common stock is Registrar & Transfer Company.

Preferred Stock

          There are no shares of preferred stock outstanding. Series of the preferred stock may be created and issued from time to time by our board of directors, with such rights and preferences as they may determine. Because of its broad discretion with respect to the creation and issuance of any series of preferred stock without stockholder approval, our board of directors could adversely affect the voting power of our common stock. The issuance of preferred stock may also have the effect of delaying, deferring or preventing a change in control of the company.

Section 203 of the Delaware General Corporation Law

          Generally, Section 203 of the Delaware General Corporation Law prohibits a publicly held Delaware corporation from engaging in any business combination with an interested stockholder for a period of three years following the time that such stockholder became an interested stockholder, unless:

         o prior to such time either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder is approved by our board of directors;

         o upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding, for purposes of determining the number of shares outstanding, those shares owned (A) by persons who are both directors and officers and (B) certain employee stock plans; or

         o at or after such time the business combination is approved by the board and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

A business combination includes certain mergers, consolidations, asset sales, transfers and other transactions resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns (or within the preceding three years, did own) 15% or more of the corporation's voting stock.

Indemnification

          Our By-laws require us to indemnify each of our directors and officers to the fullest extent permitted by law and limits the liability of our directors and officers for monetary damages in certain circumstances.

          Article Thirteen of our Certificate of Incorporation provides that no director shall have any personal liability to the company or its stockholders for any monetary damages for breach of fiduciary duty as a director, provided that such provision does not limit or eliminate the liability of any director:

         o for breach of such director's duty of loyalty to our company or our stockholders;

         o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

         o under Section 174 of the Delaware General Corporation Law (involving certain unlawful dividends or stock repurchase); or

         o for any transaction from which such director derived an improper personal benefit. Amendment to such article does not affect the liability of any director for any act or omission occurring prior to the effective time of such amendment.

                              STANDBY ARRANGEMENTS

          Our company and the Purchaser have entered into a standby purchase agreement pursuant to which the Purchaser has agreed, subject to certain conditions, to purchase from us the shares of common stock that are not issued due to the decision of certain holders of Redeemed Debentures not to convert those Debentures into common stock. The aggregate purchase price paid by the Purchaser for the Shares will be equal to the aggregate Redemption Price of the Redeemed Debentures. Up to 2,656,466 shares of Common Stock are subject to purchase under the standby purchase agreement. The actual number of shares to be purchased by the Purchaser will be the number of shares that otherwise will have been issuable upon conversion of Debentures that are either (i) duly surrendered for redemption or (ii) not duly surrendered for conversion by the Conversion Expiration Date or for redemption by the Redemption Date by persons other than the Purchaser. The Debentures referred to in clauses (i) and (ii) are referred to in this prospectus as the Redeemed Debentures. We refer to the shares of common stock that may be purchased by the Purchaser pursuant to the standby purchase agreement in this prospectus as the Shares.

          The Purchaser also may acquire Debentures for its own account in the open market or otherwise on or prior to the Conversion Expiration Date in the amounts and at the prices as the Purchaser deems advisable. For the purpose of stabilizing the price of the common stock, engaging in certain hedging transactions or otherwise, the Purchaser may make purchases and sales of common stock or Debentures, in the open market or otherwise, for long or short account, on such terms as the Purchaser deems advisable, and may over-allot in arranging sales, all subject to applicable provisions of the 1934 Act. Such transactions involving Debentures may occur prior to or on the Conversion Expiration Date, and the Purchaser has agreed to surrender for conversion into common stock any Debentures beneficially owned by it on the Conversion Expiration Date, but will not be compensated by us upon any subsequent sale of such shares of common stock. The Purchaser has not been retained with respect to the redemption of the Debentures or the issuance of common stock to holders of Debentures who elect to surrender their Debentures for conversion or to solicit conversion of the Debentures and will receive no remuneration in connection therewith.

          Prior to and after the Redemption Date, the Purchaser may offer to the public shares of common stock, including shares acquired through conversion of Debentures purchased by the Purchaser as described above, at prices set by it from time to time and to dealers at such prices less a selling concession to be determined by the Purchaser. Sales of common stock by the Purchaser may be made on the Nasdaq National Market, in block trades, in the over the counter market, in privately negotiated transactions or otherwise, from time to time. In effecting such sales, the Purchaser may realize profits or incur losses independent of the compensation described below. Any common stock offered by the Purchaser will be subject to prior sale, to receipt and acceptance by them and to the approval of certain legal matters by legal counsel. The Purchaser reserves the right to reject any order in whole or in part and to withdraw, cancel or modify the offer without notice.

          Pursuant to the terms of the standby purchase agreement and in consideration of the Purchaser's obligations thereunder, we have agreed to pay to the Purchaser the sum of $2,000,000 plus an additional 3.5% of the purchase price for each Share purchased by the Purchaser pursuant to the standby purchase agreement. Pursuant to the foregoing arrangements, the Purchaser would receive minimum compensation aggregating $2,000,000 and maximum compensation aggregating $7,656,155. In addition, we have agreed to reimburse the Purchaser for its reasonable out-of-pocket expenses in connection with the transaction contemplated by the standby purchase agreement (including approximately $1,000,000 relating to certain specified expenses) and to indemnify the Purchaser against, and to provide contribution with respect to, certain liabilities, including liabilities under the 1933 Act. Our chairman, Mr. Wygod, has agreed to convert all of the $6,000,000 of Debentures held by him and his immediate family prior to the Conversion Expiration Date.

          We have agreed to bear all expenses (other than any commissions or discounts of underwriters, dealers or agents or brokers' fees and the fees and expenses of their counsel) in connection with the registration of the shares being offered by the Purchaser hereby.

         Pursuant to the standby purchase agreement, our company has agreed, subject to certain exceptions, that, if the Purchaser actually purchases any shares under the standby purchase agreement, for a period of 90 days from January 28, 2000, the date of execution of the standby purchase agreement, it will not, without the prior written consent of the Purchaser, directly or indirectly offer to sell, sell, grant any option (exercisable before 90 days after January 28, 2000), for the sale of or otherwise dispose of any shares of our common stock or securities convertible into or exchangeable for any shares of our common stock or any right or option ot acquire any of our shares or securities.

          These restrictions do not apply to:

         o any shares of our common stock or other securities convertible into or exchangeable for our common stock that are granted pursuant to any director or employee benefit or stock option plans;

         o any shares of our common stock issued pursuant to any outstanding options or warrants or other convertible securities; and

         o any shares of our common stock or other securities convertible into or exchangeable for our common stock that our company issues as a consideration in an acquisition of the stock or assets of another entity (including an acquisition or licensing of intellectual property or other intangible rights).

          During and after the offering, the Purchaser may purchase and sell the common stock in the open market. These transactions may include over-allotment and stabilizing transactions and purchases to cover syndicate short positions created in connection with the offering. The Purchaser also may impose a penalty bid, whereby selling concessions allowed to syndicate members or other broker-dealers in respect of the common stock sold in the offering for their account may be reclaimed by the syndicate if such securities are repurchased by the syndicate in stabilizing or covering transactions. These activities may stabilize, maintain or otherwise affect the market of the common stock which may be higher than the price that might otherwise prevail in the open market. These transactions may be effected on The Nasdaq National Market, in the over-the-counter market or otherwise, and these activities, if commenced, may be discontinued at any time.

          In order to comply with certain states' securities laws, if applicable, the common stock will be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless the common stock has been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

                                  LEGAL MATTERS

          Certain legal matters with respect to the legality of the issuance of the common stock offered hereby will be passed upon for our company by Shearman & Sterling, New York, New York. Certain legal matters will be passed upon for the Purchasers by Dewey Ballantine LLP, New York, New York. Shearman & Sterling is a limited partner in SN Investors. SN Investors is a limited partnership, the general partner of which is SYNC, Inc., whose sole stockholder is Martin J. Wygod, Chairman of Medical Manager. SN Investors currently holds 5,061,857 shares of Medical Manager common stock.

                                     EXPERTS

          The consolidated financial statements of Medical Manager Corporation, formerly known as Synetic, Inc., as of June 30, 1999 and 1998 and the three years in the period ended June 30, 1999, the consolidated financial statements and schedule of The KippGroup as of and for the year ended December 31, 1998 and 1997, incorporated by reference in this prospectus, and the consolidated financial statements of Physician Computer Network, Inc. as of September 30, 1999 and December 1998 and for the nine months ended September 30, 1999 and the years ended December 31, 1998 and 1997, included in this prospectus, have been audited by Arthur Andersen LLP, independent public accountants, and are incorporated or included herein in reliance upon the reports of said firm, given on the authority of said firm as experts in accounting and auditing.

          The consolidated financial statements of Point Plastics, Inc. and subsidiaries that are incorporated by reference into this prospectus have been audited by Linkenheimer LLP, independent public accountants, indicated in their report with respect thereto, and are incorporated by reference herein in reliance upon the report of and the authority of said firm as experts in accounting and auditing.

          The consolidated financial statements of Medical Manager Health Systems, Inc., formerly Medical Manager Corporation, as of December 31, 1998 and 1997 and for each of the three years in the period ended December 31, 1998, incorporated by reference in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in accounting and auditing.

                     UNAUDITED PRO FORMA COMBINED CONDENSED
                        CONSOLIDATED FINANCIAL STATEMENTS

          On December 7, 1999, we entered into a definitive agreement to acquire certain assets of Physician Computer Network, Inc. for a purchase price of $53 million plus the assumption of certain liabilities. Completion of the acquisition is subject to confirmation of a plan of reorganization and certain other customary closing conditions. We expect to complete the acquisition in the quarter ending June 30, 2000, however, we cannot assure you that the acquisition will be consummated. If consummated, the acquisition will be accounted for using the purchase method of accounting. This transaction will be considered a taxable transaction for federal, state and local income tax purposes.

          The Unaudited Pro Forma Combined Condensed Consolidated Statements of Operations have been presented as if the proposed acquisition had been consummated at the beginning of the earliest period presented in the respective Statements of Operations. Also presented is the Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet as of September 30, 1999 as if the proposed acquisition had been completed on September 30, 1999.

          Our fiscal year ends June 30, while Physician Computer Network's year ends on December 31. For purposes of combining our historical financial data with Physician Computer Network's historical financial data in the unaudited pro forma combined condensed consolidated statements of operations: (a) the audited financial data of our company for the fiscal year ended June 30, 1999 has been combined with Physician Computer Network's unaudited financial data for the year ended September 30, 1999; and (b) our unaudited financial data for the three months ended September 30, 1999 has been combined with Physician Computer Network's unaudited financial data for the three months ended September 30, 1999.

          We have included this unaudited pro forma combined condensed consolidated financial data only for the purpose of illustration, and it does not necessarily indicate what the operating results or financial position would have been if the proposed acquisition between our company and Physician Computer Network had been completed at the dates indicated. Moreover, this data does not necessarily indicate what the future operating results or financial position of the combined company will be.

          The total estimated purchase price of Physician Computer Network has been allocated on a preliminary basis to the assets and liabilities based on management's best estimates of their fair value with the excess over the net tangible assets acquired allocated to goodwill. These allocations are subject to change pending a final determination and analysis of the total purchase price and the fair value of the assets acquired and liabilities assumed.

                           Medical Manager Corporation
        Pro Forma Combined Condensed Consolidated Statement of Operations
                                   (Unaudited)
                      (in thousands, except per share data)
                      -------------------------------------


                                            Medical Manager         Physician Computer
                                         Corporation Historical   Network, Inc. Historical
                                             - Year Ended              - Year Ended           Pro Forma           Pro Forma
                                             June 30, 1999          September 30, 1999        Adjustments          Combined
                                              -------------         ------------------        -----------         -----------
Net Sales...................................    $ 258,032              $    75,727            $         -         $   333,759
                                                ---------              -----------            -----------         -----------
Cost and expenses:
   Cost of sales............................      128,422                   49,048                                    177,470
   Selling, general and administrative......       71,084                   28,371                                     99,455
   Litigation costs.........................        6,666                        0                                      6,666
   Research and development.................       18,597                    4,589                                     23,186
   Depreciation and amortization............       14,680                    5,983                 (4,045)(2)          30,118
                                                                                                   13,500 (1)

   Interest and other income................      (20,454)                 (19,631)                 1,010 (3)         (29,237)
                                                                                                    9,838 (6)
   Interest and other expense...............        9,093                    1,574                                     10,667
                                                ---------              -----------            -----------         -----------
        Total costs and expenses............      228,088                   69,934                 20,303             318,325
Income before provision for taxes...........       29,944                    5,793                (20,303)             15,434
Provision for taxes.........................       12,258                      100                 (4,186)(4)           8,172
                                                ---------              -----------            -----------         -----------
Income before loss on equity investment.....    $  17,686              $     5,693            $   (16,117)        $     7,262
Loss on equity investment...................            -                     (627)                    --                (627)
                                                ---------              -----------            -----------         -----------
Net income..................................    $  17,686              $     5,066            $   (16,117)        $     6,635
                                                =========              ===========            ===========         ===========
Income per share - basic:
   Net income (loss) per share..............    $    0.53                                                         $      0.20
                                                =========                                                         ===========
   Weighted average shares outstanding......       33,419                                             532 (5)          33,951
                                                =========                                     ===========         ===========
Income per share - diluted:
--------------------------
   Net income (loss) per share..............    $    0.48                                                         $      0.18
                                                =========                                                         ===========
   Weighted average shares outstanding......       36,538                                             532 (5)          37,070
                                                =========                                    ============         ===========

                           Medical Manager Corporation
        Pro Forma Combined Condensed Consolidated Statement of Operations
                                   (Unaudited)
                      (in thousands, except per share data)
                      -------------------------------------


                                              Medical Manager          Physician Computer
                                          Corporation Historical    Network, Inc. Historical
                                             - 3 Months Ended           - 3 Months Ended        Pro Forma             Pro Forma
                                            September 30, 1999         September 30, 1999      Adjustments            Combined
                                            ------------------        ------------------      -------------           ---------
Net Sales...................................  $       76,660             $   17,328           $           -           $  93,988
                                              --------------             ----------           -------------           ---------

Cost and expenses:
   Cost of sales............................          38,640                 10,206                                      48,846
   Selling, general and administrative......          20,631                  7,627                                      28,258
   Litigation costs.........................             650                      0                                         650
   Merger expenses..........................          17,991                      0                                      17,991
   Research and development.................           5,340                    866                                       6,206
   Depreciation and amortization............           5,375                  1,306                    (787)(2)           9,269
                                                                                                      3,375 (1)

   Interest and other income................          (6,973)                (9,859)                    252 (3)          (6,742)
                                                                                                      9,838 (6)
   Interest and other expense...............           2,279                    190                                       2,469
                                              --------------             ----------           -------------           ---------
        Total costs and expenses............          83,933                 10,336                  12,678             106,947
Income before provision for taxes...........          (7,273)                 6,992                 (12,678)            (12,959)
Provision for taxes.........................           2,809                    100                  (1,136)(4)           1,773
                                              --------------             ----------           -------------           ---------
Income before loss on equity investment.....  $      (10,082)            $    6,892           $     (11,542)          $ (14,732)
Loss on equity investment...................               -                    (13)                     --                 (13)
                                              --------------             ----------           -------------           ---------
Net income..................................  $      (10,082)            $    6,879           $     (11,542)          $ (14,745)
                                              ==============             ==========           =============           =========
Income per share - basic:

   Net income (loss) per share..............        ($ 0.29)                                                             ($0.42)
                                              ==============                                                          =========
   Weighted average shares outstanding......          34,907                                            532 (5)          35,439
                                              ==============                                  =============           =========
Income per share - diluted:

   Net income (loss) per share..............          ($0.29)                                                            ($0.42)
                                              ==============                                                          =========
   Weighted average shares outstanding......          34,907                                            532 (5)          35,439
                                              ==============                                  =============           =========

                           Medical Manager Corporation
             Pro Forma Combined Condensed Consolidated Balance Sheet
                            As of September 30, 1999
                                   (Unaudited)
                                 (in thousands)
                                  -------------



                                                    Medical Manager     Physician Computer
                                                      Corporation          Network, Inc.     Pro Forma               Pro Forma
                                                      Historical            Historical       Adjustments              Combined
                                                      ----------            ----------       -----------              --------
Assets:
Currents assets:

     Cash & cash equivalents................       $      73,661         $        2,146        $   (15,327)(7)      $   60,480
     Marketable securities..................              67,414                      0                  0              67,414
     Accounts receivable, net...............              55,863                  7,672                  0              63,535
     Other current assets...................              39,839                  4,257             (1,150)(8)          42,946
                                                   -------------         --------------        ------------         ----------

Total current assets........................             236,777                 14,075            (16,477)            234,375
Property, plant, and equipment, net.........              62,765                  2,024                  0              64,789
Marketable securities.......................             294,967                      0                  0             294,967
Capitalized software development costs......              31,330                      0                  0              31,330
Goodwill and other intangibles..............             187,773                 21,101            (21,101)(10)        255,273
                                                                                                    67,500 (9)

Other assets................................              12,038                    286                  0              12,324
                                                   -------------         --------------        -----------          ----------
Total assets................................       $     825,650         $       37,486        $    29,922          $  893,058
                                                   =============         ==============        ===========          ==========
Liabilities and stockholders' equity:

Current liabilities.........................       $      78,497         $       39,870        $     1,500 (11)     $  107,826
                                                                                                   (12,041)(8)
Long-term debt, less current portion........             168,101                    931                  0             169,032
Minority interest in consolidated
    subsidiary..............................              65,709                      0                  0              65,709
Other liabilities...........................              33,382                      0                  0              33,382
                                                                                                    37,148 (12)

Stockholders' equity........................             479,961                 (3,315)             3,315 (13)        517,109
                                                   -------------         --------------         ----------           ----------
Total liabilities and stockholders' equity..       $     825,650         $       37,486        $    29,922           $  893,058
                                                   =============         ==============        ===========           ==========


               Notes to Pro Forma Combined Condensed Consolidated
                              Financial Statements
                                   (unaudited)

          The Unaudited Pro Forma Combined Condensed Consolidated Statements of Operations have been prepared to reflect the acquisition as if it had occurred at the beginning of the respective periods presented. The acquisition will be accounted for under the purchase method of accounting. The excess of the purchase price over the fair value of the net assets acquired will be amortized over 5 years.

          The following is a summary of the adjustments reflected in the Unaudited Pro Forma Combined Condensed Consolidated Statements of Operations (in thousands):

         1. Represents the amortization of the excess of the purchase price over the net assets acquired of Physician Computer Network.

         2. Represents the elimination of historical amortization of goodwill.

         3. Represents the decrease in interest income to reflect (a) the payment of the cash portion of the purchase price and (b) the estimated expenses associated with the acquisition.

         4. Represents the tax effect of the adjustments to the Unaudited Pro Forma Combined Condensed Consolidated Statements of Operations (excluding the elimination of the gain on the sale of the Wismer Martin division of Physician Computer Network to Medical Manager Corporation in July 1999), based on a combined federal and state effective tax rate of 40% for all periods presented.

         5. Represents the increase in the number of outstanding shares of our common stock to reflect the payment of the stock portion of the purchase price. The market price used in the calculation represents the average of the closing sale price of a share of our common stock (referred to in this prospectus as the Sale Price) for the seven days including the date of the Asset Purchase Agreement and the three days before and the three days after the date of the Asset Purchase Agreement. The final calculation will be based on the average closing Sale Price during the ten trading days immediately preceding (and not including) the Trigger Date (the third business day prior to the closing date).

         6. Represents the elimination of the gain on the sale of the Wismer Martin division of Physician Computer Network to Medical Manager Corporation in July 1999.

          The Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet was prepared to reflect the acquisition as of September 30, 1999.

          The following is a summary of the adjustments reflected in the Unaudited Pro Forma Combined Condensed Consolidated Balance Sheet (in thousands):

         7. Represents the decrease in Cash and Cash Equivalents to reflect the payment of the cash portion of the purchase price.

         8. Represents assets and liabilities retained by Physician Computer Network pursuant to the Asset Purchase Agreement.

         9. Represents the preliminary estimate of the excess purchase price over the net assets acquired as follows:

                  Purchase price (including $1,500 of transaction
                  expenses)                                            $54,500

                  Book value of acquired net liabilities                13,525

                  Less: excess of net liabilities over the permitted
                  amount                                                 (525)
                                                                       -------

                  Sum of purchase price plus net liabilities
                  acquired                                             $67,500
                                                                       =======

                           The purchase price is subject to adjustment at the
                  time of closing. If the net liabilities acquired at the time of closing as calculated pursuant to the Asset Purchase Agreement is greater than $13,000 (referred to in the prospectus as the Permitted Amount), then the purchase price will be reduced by the excess over the Permitted Amount. The purchase price will be reduced proportionately by one-third in cash and two-thirds in stock. If the net liabilities at the time of closing is less than the Permitted Amount (the amount less being referred to as the Excess Amount), then the adjustment to the purchase price will be increased based on the following formula:

                  (i) if Excess Amount is $250 or less, there will be no adjustment to the purchase price, or

                  (ii) if Excess Amount is greater than $250 but less than $500 then the purchase price will be increased by the excess over $250, or

                  (iii) if Excess Amount is greater than $500 then the purchase price will be increased by $250 plus 50% of the excess over $500;

                  provided, however, that the increase in the purchase price is limited to the amount of Excess Cash, as calculated pursuant to the Asset Purchase Agreement, included in the assets acquired pursuant to the Asset Purchase Agreement.

         10. Represents the elimination of Physician Computer Network's historical goodwill.

         11. Represents the amount of estimated costs for legal and accounting services and other expenses associated with the acquisition.

         12. Represents the issuance of our common stock to reflect the payment of the stock portion of the purchase price.

         13. Represents the elimination of Physician Computer Network's historical deficit.

                          INDEX TO FINANCIAL STATEMENTS

Physician Computer Network, Inc. -- A company we have agreed to acquire

   Report of Independent Public Accountants..................................F-2
   Consolidated Balance Sheets -- September 30, 1999 and December 31,
      1998...................................................................F-4
   Consolidated Statements of Operations for the nine months ended
      September 30, 1999 and the years ended December 31, 1998 and 1997......F-5
   Consolidated Statements of Changes in Shareholders' Equity (Deficit)
      for the nine months ended September 30, 1999 and the years ended
      December 31, 1998 and 1997.............................................F-6
   Consolidated Statements of Cash Flows for the nine months ended
      September 30, 1999 and the years ended December 31, 1998 and 1997......F-7
   Notes to Consolidated Financial Statements................................F-9

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                    ----------------------------------------


To the Shareholders and Board of Directors of Physician Computer Network, Inc.:

We have audited the accompanying consolidated balance sheets of Physician Computer Network, Inc. (a New Jersey corporation) and subsidiaries as of September 30, 1999 and December 31, 1998, and the related consolidated statements of operations, changes in shareholders' equity (deficit) and cash flows for the nine months ended September 30, 1999 and the years ended December 31, 1998 and 1997. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Physician Computer Network, Inc. and subsidiaries as of September 30, 1999 and December 31, 1998 and the results of their operations and their cash flows for the nine months ended September 30, 1999 and the years ended December 31, 1998 and 1997 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has suffered recurring losses from operations, a working capital deficiency and is in default under its debt obligations that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

                                                             ARTHUR ANDERSEN LLP

Roseland, New Jersey
December 6, 1999


                                         PHYSICIAN COMPUTER NETWORK, INC.
                                         --------------------------------

                      CONSOLIDATED BALANCE SHEETS - SEPTEMBER 30, 1999 AND DECEMBER 31, 1998
                      ----------------------------------------------------------------------

                                                                                        1999               1998
                                                                                ------------------  -----------------
ASSETS
------

CURRENT ASSETS:

     Cash and cash equivalents (Notes 2 and 6).................................. $       2,146,000  $       3,597,000
     Accounts receivable, net of allowance for doubtful accounts of
         $300,000 at September 30, 1999 and $500,000 at December 31, 1998.......         7,672,000         11,159,000
     Inventories (Notes 2 and 4)................................................         1,670,000          1,498,000
     Prepaid expenses and other current assets..................................         2,587,000          1,096,000
     Restricted cash (Note 6)...................................................               --           1,000,000
                                                                                 -----------------  -----------------

              Total current assets..............................................        14,075,000         18,350,000

INTANGIBLE ASSETS, net (Notes 2 and 3)..........................................        21,101,000         25,634,000

PROPERTY AND EQUIPMENT, net (Notes 2 and 5).....................................         2,024,000          2,796,000

INVESTMENTS (Note 6)............................................................           161,000            200,000

OTHER ASSETS....................................................................           125,000            470,000
                                                                                 -----------------  -----------------

                  Total assets.................................................. $      37,486,000  $      47,450,000
                                                                                 =================  =================


LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT)
----------------------------------------------

CURRENT LIABILITIES:

     Line of credit (Note 8).................................................... $       9,082,000  $      15,412,000
     Current portion of long-term debt (Note 8).................................           473,000            984,000
     Current portion of obligations under capital leases (Note 9)...............           185,000            478,000
     Accounts payable...........................................................         5,260,000          6,662,000
     Accrued expenses and other liabilities (Note 3)............................        14,416,000         18,921,000
     Customer deposits..........................................................             8,000            867,000
     Unearned income (Note 2)...................................................        10,446,000         10,096,000
                                                                                 -----------------  -----------------

                  Total current liabilities.....................................        39,870,000         53,420,000

     Long-term debt, net of current portion of obligations (Note 8).............               --             392,000
     Long-term capital leases, net of current portion (Note 9)..................           931,000          1,251,000
                                                                                 -----------------  -----------------

                  Total liabilities.............................................        40,801,000         55,063,000
                                                                                 -----------------  -----------------

     COMMITMENTS AND CONTINGENCIES (Note 12)

     SHAREHOLDERS' EQUITY (DEFICIT) (Notes 2 and 13):
         Preferred stock, $0.01 par value; 11,000 shares issued and
              outstanding at September 30, 1999 and December 31, 1998...........        10,291,000          8,998,000
         Common stock, $0.01 par value, 75,000,000 authorized;
              55,846,918 shares issued and 53,521,918 shares outstanding as of
              September 30, 1999; 55,846,918 shares issued and 53,521,918 shares
              outstanding at December 31, 1998..................................           558,000            558,000
         Additional paid-in capital.............................................       200,507,000        200,507,000
         Accumulated deficit....................................................      (203,976,000)      (206,981,000)
         Treasury stock, 2,325,000 shares held at cost in 1999 and 1998.........       (10,695,000)       (10,695,000)
                                                                                 -----------------  -----------------

              Shareholders' equity (deficit)....................................        (3,315,000)        (7,613,000)
                                                                                 -----------------  -----------------

              Total liabilities and shareholders' equity (deficit).............. $      37,486,000  $      47,450,000
                                                                                 =================  =================


     The accompanying notes to financial statements are an integral part of these consolidated balance sheets.


                                         PHYSICIAN COMPUTER NETWORK, INC.
                                         --------------------------------
                                       CONSOLIDATED STATEMENTS OF OPERATIONS
                                       -------------------------------------
                                   FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                                   --------------------------------------------
                                  AND THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                  ----------------------------------------------


                                                               1999                 1998                  1997
                                                       -------------------- --------------------- -----------------
NET REVENUES (Note 2)                                  $    52,818,000      $    86,922,000       $    78,082,000
COST OF REVENUES (Note 4)                                   35,907,000           56,421,000            56,504,000
                                                       ---------------     ----------------       ---------------
              Gross margin                                  16,911,000           30,501,000            21,578,000
OPERATING EXPENSES:
     Research and development                                3,192,000            7,075,000             9,605,000
     Selling, general and administrative                    21,724,000           41,393,000            37,011,000
     Restructuring charges                                           0            1,090,000                     0
     Impairment of assets writedowns (Notes 2,
         3 and 6)                                                    0            8,292,000            30,861,000
                                                       ---------------     ----------------       ---------------
              Total operating expenses                      24,916,000           57,850,000            77,477,000
                                                       ---------------     ----------------       ---------------
              Loss from operations                          (8,005,000)         (27,349,000)          (55,899,000)
INTEREST AND OTHER (INCOME)

     EXPENSE:

         Gain on sales of businesses                       (13,199,000)                   0                     0
         Other income (Note 6)                                       0           (6,360,000)           (2,029,000)
         Interest income                                       (38,000)            (206,000)             (485,000)
         Interest expense                                      795,000            2,394,000             3,574,000
                                                       ---------------     -----------------      ---------------
                                                           (12,442,000)          (4,172,000)            1,060,000
                                                       ---------------     ----------------       ---------------
              Income (loss) before income tax
                  provision (benefit), loss on
                  equity investment and
                  extraordinary item                         4,437,000          (23,177,000)          (56,959,000)
INCOME TAX PROVISION (BENEFIT)
     (Note 7)                                                  100,000                    0               (89,000)
                                                       ---------------     ----------------       ---------------
              Income (loss) before loss on
                  equity investment and
                  extraordinary item                         4,337,000          (23,177,000)          (56,870,000)
LOSS ON EQUITY INVESTMENT                                      (39,000)          (2,351,000)           (2,645,000)
                                                       ---------------     ----------------       ---------------
              Income (loss) before extraordinary
                  item                                       4,298,000          (25,528,000)          (59,515,000)
EXTRAORDINARY ITEM                                                   0                    0             1,031,000
                                                       --------------      ----------------       --------------
              Net income (loss)                        $     4,298,000     $    (25,528,000)      $   (58,484,000)
                                                       ---------------     ----------------       ---------------


BASIC AND DILUTED INCOME
(LOSS) PER SHARE (Notes 2, 10 and 13):
     Income (loss) available to common
     shareholders                                      $          0.06     $          (0.50)      $         (1.14)
     Extraordinary item                                           0.00                 0.00                  0.02
                                                       ---------------     ----------------       --------------
              Income (loss) per share                  $          0.06     $          (0.50)      $         (1.12)
                                                       --------------      ----------------       --------------
     Weighted average number of common                      53,521,918           53,323,507            52,018,761
                                                       --------------      ----------------       --------------
         shares outstanding - Basic and Diluted


                 The accompanying notes to financial statements
                   are an integral part of these consolidated
                                   statements.

                        PHYSICIAN COMPUTER NETWORK, INC.
                        --------------------------------
      CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY (DEFICIT)
      --------------------------------------------------------------------
 FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND THE YEARS ENDED DECEMBER 31, 1998 AND 1997
 -------------------------------------------------------------------------------------------

                                                  Preferred Stock                      Common Stock                 Additional
                                               -------------------------        --------------------------           Paid-in
                                                 Shares        Amount             Shares          Amount             Capital
                                               --------      -----------        ----------      ----------         ------------
BALANCE, December 31, 1996..............          1,000      $        --        52,982,484       $ 529,000         $192,618,000

     Exercise of stock options..........             --               --            29,670              --              126,000
     Exercise of value added reseller options        --               --             1,350              --                7,000
     Conversion of preferred stock into
         common stock...................         (1,000)              --           187,424           2,000                2,000)
     Purchase of 2,325,000 shares of common
         stock as treasury..............             --               --                --              --                   --
     Common stock issued for acquisition             --               --           450,990           5,000            3,120,000
     Exercise of warrants...............             --               --           775,000           8,000               (8,000)
     Net loss                                        --               --                --              --                   --
                                               --------      -----------        ----------       ---------         ------------

BALANCE, December 31, 1997..............             --               --        54,426,918         544,000          195,861,000

     Issuance of preferred stock........         11,000        7,760,000                --              --            3,240,000
     Preferred stock dividend...........             --        1,238,000                --              --                   --
     Exercise of warrants...............             --               --         1,420,000          14,000            1,406,000
     Net loss...........................             --               --                --              --                   --
                                               --------      -----------        ----------       ---------         ------------

BALANCE, December 31, 1998..............         11,000        8,998,000        55,846,918         558,000          200,507,000

     Preferred stock dividend...........             --        1,293,000                --              --                   --
     Net income.........................             --               --                --              --                   --
                                               --------      -----------        ----------       ---------         ------------

BALANCE, September 30, 1999.............         11,000      $10,291,000        55,846,918       $ 558,000         $200,507,000
                                               ========      ===========        ==========       =========         ============

                                                                                Shareholders'
                                              Accumulated       Treasury          Equity
                                                Deficit           Stock          (Deficit)
                                              ------------     ----------      ---------------
BALANCE, December 31, 1996..............      $(121,731,000) $           --     $    71,416,000

     Exercise of stock options..........                 --              --             126,000
     Exercise of value added reseller options            --              --               7,000
     Conversion of preferred stock into
         common stock...................                 --              --                  --
     Purchase of 2,325,000 shares of common
         stock as treasury..............                 --     (10,695,000)        (10,695,000)
     Common stock issued for acquisition                 --              --           3,125,000
     Exercise of warrants...............                 --              --                  --
     Net loss                                   (58,484,000)             --         (58,484,000)
                                              -------------    ------------     ---------------

BALANCE, December 31, 1997..............       (180,215,000)    (10,695,000)          5,495,000

     Issuance of preferred stock........                 --              --          11,000,000
     Preferred stock dividend...........         (1,238,000)             --                  --
     Exercise of warrants...............                --               --           1,420,000
     Net loss...........................        (25,528,000)             --         (25,528,000)
                                              -------------    ------------     ---------------

BALANCE, December 31, 1998..............       (206,981,000)    (10,695,000)         (7,613,000)

     Preferred stock dividend...........         (1,293,000)             --                  --
     Net income.........................          4,298,000              --           4,298,000
                                              -------------    ------------     ---------------

BALANCE, September 30, 1999.............      $(203,976,000)   $(10,695,000)    $    (3,315,000)


     The accompanying notes to financial statements are an integral part of these consolidated statements.

                        PHYSICIAN COMPUTER NETWORK, INC.
                        --------------------------------

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                     --------------------------------------
                  FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999
                  --------------------------------------------
                 AND THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                 ----------------------------------------------


                                                               1999                 1998                  1997
                                                       -------------------- --------------------- ------------------
CASH FLOWS FROM OPERATING

ACTIVITIES:
     Net income (loss)                                   $  4,298,000          $ (25,528,000)       $  (58,484,000)
     Adjustments to reconcile net income (loss) to
        net cash used in operating activities
        Depreciation and amortization                       3,894,000              7,139,000             8,853,000
        Write-down of assets and other charges                      0              8,292,000            30,861,000
        Noncash restructuring change                                0              1,090,000                     0
        Gain on sale of assets                            (13,199,000)            (6,060,000)                    0
        Loss on equity investment                              39,000              2,351,000             2,645,000
        Extraordinary gain on forgiveness of long-
              term debt and other income                            0                      0            (3,060,000)
        (Increase) decrease in assets
              Restricted cash                               1,000,000             (1,000,000)                    0
              Accounts receivable, net                      2,377,000                754,000             3,693,000
              Inventories                                    (172,000)             2,317,000              (392,000)
              Prepaid expenses and other assets            (1,146,000)             1,758,000             6,733,000
        Increase (decrease) in liabilities

              Accounts payable                             (1,358,000)            (1,853,000)            1,028,000
              Accrued expenses and other liabilities       (4,505,000)             6,902,000               888,000
              Customer deposits and unearned
                  income                                    1,087,000             (5,894,000)           (5,286,000)
                                                         ------------          -------------        --------------
                      Net cash used in operating
                           activities                      (7,685,000)            (9,732,000)          (12,521,000)
                                                         ------------          -------------        --------------
CASH FLOWS FROM INVESTING ACTIVITIES:

     Purchase of equipment                                   (268,000)              (483,000)             (578,000)
     Acquisition of licensing rights and other
        intangible assets                                           0               (320,000)             (214,000)
     Purchase of business, net of cash acquired                     0                 64,000            (7,086,000)
     Cash received in sale of business, land and
        buildings                                          14,000,000              6,414,000                     0
     Investment in joint venture and related costs                  0               (700,000)           (4,044,000)
                                                         ------------          -------------        --------------
                      Net cash provided by (used           13,732,000              4,975,000           (11,922,000)
                                                         ------------          -------------        --------------
                           in) investing activities



                                                               1999                 1998                  1997
                                                       -------------------- --------------------- ------------------
CASH FLOWS FROM FINANCING

ACTIVITIES:
     Principal borrowings (payments) of long-term
        debt, net                                         $(7,233,000)          $ (6,479,000)       $   11,547,000
     Principal payments under capital lease
        obligations                                          (265,000)              (476,000)             (731,000)
     Net proceeds (payments) from issuance of
        common stock, preferred stock and warrants
        and purchase of treasury stock                              0             12,420,000           (10,562,000)
                                                         -----------           -------------       ---------------
              Net cash provided by (used in)
                  financing activities                     (7,498,000)             5,465,000             254,000
                                                         ------------          -------------        --------------
              Net increase (decrease) in cash and
                  cash equivalents                         (1,451,000)               708,000           (24,189,000)
CASH AND CASH EQUIVALENTS, beginning of
     period                                                 3,597,000              2,889,000            27,078,000
                                                          -----------           ------------        --------------
CASH AND CASH EQUIVALENTS, end of
     period                                               $ 2,146,000           $  3,597,000        $    2,889,000
                                                         ------------          -------------        -------------


                 The accompanying notes to financial statements
                   are an integral part of these consolidated
                                   statements.

                        PHYSICIAN COMPUTER NETWORK, INC.
                        --------------------------------

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  -------------------------------------------

(1)    ORGANIZATION AND BUSINESS:
       -------------------------

           Physician Computer Network, Inc. (PCN or the Company) is a leading provider of information technology to the office-based physician market. The Company's flagship practice management software product, the PCN Health Network Information System (PCN Health Network), is a multi-functional, advanced system which automates scheduling, billing, financial reporting and other "back-office" functions, and provides electronic links to payors and other parties providing services to a physician's practice. In order to supplement its practice management product offerings with knowledge-based clinical products and services, in January 1996, the Company and Glaxo Wellcome, Inc. (Glaxo Wellcome) formed a joint venture, Healthmatics G.P. (formerly Healthpoint G.P.) (Healthmatics). The Company's interest in this venture was sold during 1998 (see Note 6).

           Beginning in 1993, the Company instituted a strategy of developing and expanding its business by acquiring practice management software businesses having an installed base of physician practice customers and developing a common software platform to which such customers could migrate over time. In execution of this strategy, the Company made a series of acquisitions through 1998 in order to expand various software and support services.

           In 1996 and 1997, the Company sold support obligations for various customer sites using legacy systems in order to concentrate on its three major software platforms. In 1998, the Company announced the need to restate financial information previously issued to the public. Instead of the reported profits during the first three quarters of 1997, the Company would be reporting a substantial loss and was in default of its bank agreement. The negative effects of publicity surrounding the Company's announcements affected operating results in 1998.

           During 1998 and 1999, the Company undertook significant restructuring efforts to mitigate the losses incurred in 1997. Personnel levels around the Company were reduced, various offices were closed and overall capital investment and expense spending levels were reduced. Certain non-core assets and business units were sold.

           Although the Company continues to show a negative cash flow as a result of spending for the issues relating to its financial reporting problems, management is continuing to control costs and grow the core business. There is no assurance that such efforts will be successful or that additional financing can be obtained to meet working capital needs. These factors raise substantial doubt about the ability of the Company to continue as a going concern.

           The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company has suffered recurring losses from operations, has a working capital deficiency, is in default under certain of its debt obligations for which a forbearance has been obtained (see Note 8) and has an accumulated deficit. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
       ------------------------------------------

       Basis of Presentation
       ---------------------

           The consolidated financial statements include the consolidated accounts of PCN for the nine months ended September 30, 1999 and the years ended December 31, 1998 and 1997, and its wholly-owned subsidiaries, Medical Network Systems Corp. (MNS) from May 1998, Solion Corporation (Solion) from September 1997 (MNS and Solion were merged into and became divisions of PCN in August 1999), the business of Software Banc Incorporated (SBI) from May 1997, the Healthcare Division of Data Systems of Texas (Data Systems) from April 1997, Wismer-Martin from September 1996 through July 1999 and the Healthcare business of CUSA Technologies, Inc. (CTI) from July 1996. All significant intercompany transactions have been eliminated.

       Revenue Recognition
       -------------------

           The Company recognizes revenue in accordance with Statement of Position 97-2, "Software Revenue Recognition". The Company's software related revenue includes: (i) license fees for internally developed and acquired practice management software products; (ii) support and update agreements on the practice management software products; (iii) hardware sales and the sale of hardware service agreements; and (iv) customer training, installation and consulting services. Sales of licenses for internally developed and acquired software products are made to independent resellers and directly to office based physicians and other healthcare providers. Revenues from sales of such software packages are primarily recognized upon shipment of the product, since no significant vendor and/or post contract support obligations remain outstanding at the time of revenue recognition. In certain cases, independent resellers were sold, for a single fixed-price non-refundable fee, multi-copy licenses which permit resale of the Company's software. In those cases, the software license fee was recognized as revenue when the master copy of the software was delivered to the independent reseller since the fee charged, and payment thereof, was not contractually tied to subsequent sales by the reseller. The cost to distribute additional copies of the software is insignificant. Revenue from software support and update and hardware service agreements is deferred at the time the agreement is executed and recognized ratably over the term of the agreement, which typically does not exceed one year. Revenue from peripheral hardware sales is recognized at the time of shipment. Revenue from customer training, installation and consulting services is recognized when the earnings process is substantially completed, which generally coincides with performance. All costs associated with licensing of software products, support and update services, and training and consulting services are expensed as incurred.

           Fees from health care institutions and clinical laboratories for communication links to the Company's systems and physicians are billed monthly or annually and recognized as revenues over the term of the related agreements, generally one year.

       Research and Development Costs and
       Capitalized Software Development Costs
       --------------------------------------

           Research and development costs are expensed as incurred. Such costs generally include software development costs of new products and enhancements up to the date upon which technological feasibility is achieved. Costs incurred to develop new software products after technological feasibility is achieved are capitalized in accordance with Statement of Financial Accounting Standards (SFAS) No. 86 "Accounting for the Costs of Computer Software to Be Sold, Leased or Otherwise Marketed." Capitalized software development costs obtained as part of Company acquisitions are amortized using the straight-line method over the estimated product lives of three years. Net capitalized software reflected in intangible assets at September 30, 1999 and December 31, 1998 was $10,000 and $264,000, respectively. Capitalized software amortization expense was $254,000, $237,000 and $211,000 for the nine months ended September 30, 1999 and the years ended December 31, 1998 and 1997, respectively. There were no additional costs capitalized during 1999 and 1998.

       Cash and Cash Equivalents
       -------------------------

           The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

       Inventories
       -----------

           Inventories, consisting principally of computer hardware for resale and computer maintenance parts held to repair customers' hardware under maintenance contracts between the Company and certain of its customers, are stated at lower of cost or market with costs determined on a first-in, first-out basis.

       Intangible Assets
       -----------------

           Intangible assets consist primarily of goodwill related to the Company's acquisitions (see Note 3) and capitalized software development costs. Amortization is computed using the straight-line method over a period of three years for computer software and up to 15 years for goodwill. Amortization expense for computer software and goodwill was $2,864,000, $4,758,000 and $7,278,000 for the nine months ended September 30, 1999 and the years ended December 31, 1998 and 1997, respectively.

           The Company has adopted SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of" (SFAS No. 121). The adoption of this statement requires that long-lived assets, certain identifiable intangible assets and goodwill related to those assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. The Company's policy is to evaluate the realizability of acquisition-related intangible assets and certain other long-lived assets at each balance sheet date based upon the expectations of nondiscounted cash flows and operating income (loss) for each subsidiary or acquired business. Based upon its analyses, the Company concluded that no impairment related to any of its long-lived assets had occurred as of September 30, 1999. For the years ended December 31, 1998 and 1997, the Company recorded a write-down of certain intangible assets and investments of $8,292,000 and $30,861,000, respectively (see Note 3).

       Property and Equipment
       ----------------------

           Equipment is recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, ranging from three to seven years. Equipment under capital leases is amortized on the straight-line method over the shorter of the useful lives of the leased assets or the term of the related lease, ranging from three to five years. Repair and maintenance costs are expensed as incurred. Gains and losses on disposal of property and equipment are reflected in operations.

       Fair Value of Financial Instruments
       -----------------------------------

           SFAS No. 107 "Disclosure About Fair Value of Financial Instruments" defines the fair value of a financial instrument as the amount at which the instrument could be exchanged in a current transaction between willing parties. Cash and cash equivalents, accounts receivable, notes payable, debt, obligations under capital leases, and accounts payable reported in the consolidated balance sheets equal or approximate fair value.

       Income Taxes
       ------------

           The Company has adopted SFAS No. 109 "Accounting for Income Taxes" (SFAS No. 109). Under SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets or liabilities of a change in tax rates is recognized in the period that the tax change occurs.

       Accounting for Stock Based Compensation
       ---------------------------------------

           The Company has adopted SFAS No. 123, "Accounting for Stock-based Compensation" (SFAS No. 123). This statement requires companies to make pro forma disclosures as if the fair value based method of accounting for stock options, as defined in the statement, had been applied (see Note 13).

       Use of Estimates
       ----------------

           The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

       Income (Loss) Per Share
       -----------------------

           The Company calculates income (loss) per share in accordance with SFAS No. 128, "Earnings per Share" (SFAS No. 128). This standard requires the presentation of basic earnings per share (EPS) and diluted EPS. Basic EPS is calculated by dividing income available to common shareholders by the weighted average number of shares of common stock outstanding during the period. Diluted EPS is calculated by dividing income available to common shareholders by the weighted average number of common shares outstanding adjusted to reflect potentially dilutive securities.

       Segment Reporting
       -----------------

           In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information." This statement establishes standards for the way public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. This statement is effective for the December 31, 1998 financial statements. Comparative information for earlier years presented is to be restated. The Company does not believe it operates in more than one segment.

       New Accounting Pronouncements
       -----------------------------

           In March 1998, the American Institute of Certified Public Accountants issued Statement of Position 98-1 "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use" (SOP 98-1). SOP 98-1 is effective for fiscal years beginning after December 15, 1998. The adoption of SOP 98-1 did not have a material effect on its financial position or results of operations.

(3)    ACQUISITIONS AND DISPOSITIONS AND RESTRUCTURING CHARGES:
       -------------------------------------------------------

       Acquisitions and Dispositions
       -----------------------------

           On May 31, 1998, the Company, through a newly formed wholly-owned subsidiary, Medical Network Systems Corp. (MNS), acquired the business of Medical Network Systems Inc., a reseller of the Company's products. As part of this acquisition, the Company forgave certain accounts receivable of approximately $585,000 which were recorded as goodwill. In accordance with SFAS No. 121, the Company determined that an impairment occurred with respect to this intangible asset as of December 31, 1998. Accordingly, the goodwill was expensed at December 31, 1998 and is included in impairment of assets writedown in the accompanying statements of operations.

           On September 23, 1997, the Company acquired Solion. Solion provides printed products, forms and computer supplies to the healthcare industry. The purchase price was $6,250,000 and was paid for with $3,125,000 in cash, 450,990 shares of common stock valued at $3,125,000 and the Company assumed $1,628,000 of liabilities. The resulting goodwill is being amortized over 15 years.

           On May 1, 1997, the Company acquired the assets of SBI. SBI is a provider of integrated information technology for the healthcare industry, providing these organizations with hardware, software, installation, training, software support and hardware maintenance. The Company paid $2,613,000 in cash and assumed $75,000 of liabilities. The resulting goodwill is being amortized over 15 years. At December 31, 1997, the Company recorded a writedown as a result of an impairment of this intangible asset in the amount of $2,186,000.

           On April 1, 1997, the Company acquired the assets of the Healthcare Division of Data Systems of Texas (Data Systems), a value added reseller of the Company's products. Data Systems is a provider of integrated information technology for the healthcare and credit union industries, providing these organizations with hardware, software, installation, training, software support, and hardware maintenance. The acquisition agreement with Data Systems was for the purchase of the assets of the healthcare division only, which is located in Texas. The Data Systems business was acquired for $1,070,000 in cash, a $600,000 note payable and the assumption of $168,000 in liabilities. The resulting goodwill is being amortized over 15 years. At December 31, 1997, the Company recorded a writedown as a result of an impairment of goodwill in the amount of $1,344,000.

           On September 10, 1996, the Company acquired Wismer-Martin, a provider of practice management systems and healthcare information systems. Wismer-Martin was acquired for $1,980,000 in cash, 935,000 shares of common stock valued at $9,366,000 and the assumption of $3,872,000 in liabilities. The resulting intangible asset was $11,049,000 at the date of acquisition. At December 31, 1998 and 1997, the Company recorded a writedown as a result of an impairment of this intangible asset in the amount of $2,782,000 and $6,661,000, respectively. On July 9, 1999, the Company sold substantially all of the assets and assigned certain of the liabilities of Wismer-Martin to a third party. In addition, the Company sold certain other assets related to the Wismer-Martin business and assigned certain other related liability to that third party. Contemporaneous with the consummation of that transaction, the Company entered into an agreement (the "Web Agreement") granting the third party the right to provide, for a term of 11 months, certain web-based physician portal services and clinical e-commerce transaction services, to the Company's customers on an exclusive basis (which services are not currently offered by the Company). The aggregate consideration received by the Company and its subsidiary for such sale and for entering into the Web Agreement was $10 million in cash. The Web Agreement may be terminated early by the Company under certain circumstances. After payment of certain expenses and $4.0 million of bank indebtedness, the Company retained approximately $5.5 million. Revenues from the Wismer-Martin business were approximately $4.4 million in 1998.

           On July 2, 1996, pursuant to an asset purchase agreement, the Company, through a wholly owned subsidiary, purchased substantially all of the assets of the medical practice management software business and certain other software businesses of CTI for $9,200,000 in cash, the assumption of $4,131,000 in liabilities and the cancellation of outstanding debt owed by CTI to the Company. The resulting intangible asset was $10,737,000 at the date of acquisition. At December 31, 1997, the Company recorded a writedown as a result of an impairment of this intangible asset in the amount of $4,696,000.

           On October 27, 1995, the Company acquired all of the issued and outstanding capital stock of VERSYSS Incorporated (VERSYSS), a developer of practice management software products, pursuant to a merger agreement, for $12,333,000 in cash and $11,750,000 in the form of a two year promissory note bearing interest at the rate of 11% per annum issued by VERSYSS, as the surviving corporation of the merger, to the VERSYSS Liquidating Trust, a liquidating trust formed for the benefit of the former shareholders of VERSYSS. In addition, the Company assumed VERSYSS liabilities aggregating $39,686,000 consisting of $14,367,000 in debt, $14,199,000 in deferred maintenance revenue, and $11,120,000 in accrued expenses derived from operations. At December 31, 1998 and 1997, the Company recorded a writedown as a result of an impairment of this intangible asset of $3,605,000 and $11,128,000, respectively. On April 26, 1999, the
           Company sold the assets and liabilities of the commercial division of VERSYSS. The purchase price was $3.6 million. After payment of approximately $600,000 in expenses and $1.7 million of indebtedness, the remaining $1.3 million was retained by the Company. In connection with the sale, the Company entered into a 3-year agreement to provide hardware services for the purchaser. Revenues from this business were approximately $11 million in 1998.

           In addition to the impairment charges discussed above, the Company recorded an additional writeoff of $4,846,000 during 1997 related to acquisitions made prior to the VERSYSS acquisition in 1995.

           The Company's acquisitions have all been accounted for by the purchase method of accounting and, consistent with the requirements of Accounting Principles Board No. 16, the tangible assets acquired and liabilities assumed have been recorded at their fair values at the respective acquisition dates. The following represents a detail of the Company's significant acquisition, Solion, since January 1, 1997.

               Consideration:
                   Cash                                               $3,125,000
                   PCN common stock                                    3,125,000
                   Liabilities assumed                                 1,628,000
                   Legal and accounting costs                             73,000
                                                                     -----------
                       Total purchase price                           $7,951,000
                                                                     ===========
               Allocation of Purchase Price:
                   Tangible assets including receivables,
                   inventories and equipment                          $1,480,000
                   Other intangible assets (includes
                   noncompete agreements, trade name and
                   goodwill) (amortized over fifteen years)            6,471,000
                                                                     -----------
                       Total purchase price                           $7,951,000
                                                                     ===========

       Restructuring Charges
       ---------------------

           During 1998, as a result of the financial difficulties discussed in
           Note 1, the Company announced a restructuring plan (the 1998 Restructuring Plan) designed to eliminate duplicate facilities and responsibilities in order to improve operating efficiencies and cash flow. The following is a summary of the activity in the 1998 Restructuring Plan:

               1998 Provision for restructuring                       $1,365,000
               Cash outflows from reductions in
                 workforce, lease terminations,
                 and moving costs                                        790,000
                                                                     -----------
               Balance at December 31, 1998                              575,000
               Lease terminations and moving costs                       303,000
                                                                     -----------
               Balance at September 30, 1999                            $272,000
                                                                     ===========

           The balance at September 30, 1999 primarily relates to lease and relocation costs and is included in accrued expenses and other liabilities in the accompanying balance sheets.

           In the fourth quarter of 1995, after the completion of the VERSYSS acquisition, management completed a review of the Company's operations and announced a restructuring plan (the 1995 Restructuring
           Plan) designed to eliminate duplicate administrative responsibilities, consolidate warehousing and distribution of the Company's products and streamline other core business in order to improve operating efficiencies and increase shareholder value. The 1995 Restructuring Plan does not include additional costs associated with the consolidation of operations such as retraining, consulting, purchases of equipment and relocation of employees and equipment. These costs were charged to operations or capitalized, as appropriate, when incurred. Since implementation of the 1995 Restructuring Plan, the 1995 accrual has decreased principally due to expenditures related to headcount reduction and lease termination costs from the consolidation and centralization of financial and administrative functions to the Company's corporate headquarters in Morris Plains, New Jersey, the centralization of purchasing, warehousing and order fulfillment to the Company's Torrance, California service center and other functional downsizing. The following is a summary of the activity in the 1995 Restructuring
           Plan:

               Balance at December 31, 1997                             $615,000
                   Lease termination costs                               195,000
                   Noncash recovery from change in
                     estimated requirements                              275,000
                                                                     -----------
               Balance at December 31, 1998                              145,000
                   Lease termination costs                               110,000
                                                                     -----------
               Balance at September 30, 1999                             $35,000
                                                                     ===========

(4)    INVENTORIES:
       -----------

           Inventories were as follows:

                                               September 30,        December 31,
                                                   1999                 1998
                                               ------------        -------------
           Computer hardware and peripherals    $1,205,000             $958,000
           Customer maintenance parts              465,000              540,000
                                                ----------          ------------
                                                $1,670,000           $1,498,000
                                                ==========          ============

(5)    PROPERTY AND EQUIPMENT, NET:
       ---------------------------

                                               September 30,        December 31,
                                                   1999                 1998
                                               ------------        -------------
           Property and equipment               $7,206,000           $8,837,000
           Leasehold improvements                  475,000            1,230,000

           Leased equipment                      1,485,000            1,560,000
                                               -----------           -----------
                                                 9,166,000           11,627,000
           Less:  Accumulated depreciation
            and amortization                    (7,142,000)          (8,831,000)
                                               ------------          -----------
               Property and equipment, net      $2,024,000           $2,796,000
                                               ============          ===========

           Accumulated amortization in connection with equipment under capital leases included in the above amounts was approximately $567,000 and $626,000 as of September 30, 1999 and December 31, 1998, respectively. Depreciation and amortization for the nine months ending September 30, 1999 and the years ending December 31, 1998 and 1997 was $776,000, $2,474,000 and $2,743,000, respectively.

(6)    INVESTMENTS:
       -----------

           Healthmatics Joint Venture
           --------------------------

                In January 1996, the Company and Glaxo Wellcome, through wholly owned subsidiaries, formed Healthmatics, a joint venture partnership, to design and market clinical information technology products and services. Healthmatics was a general partnership owned equally by, and operated independently of, the parent companies. Both the Company and Glaxo Wellcome agreed to contribute product development assets to Healthmatics and at least $50 million in cash to the venture, of which $43 million was contributed by Glaxo Wellcome and $7 million was to be contributed by the Company. Losses incurred by Healthmatics were allocated between Glaxo Wellcome and the Company in proportion to their respective cash contributions (approximately 85% to Glaxo Wellcome and 15% to the Company).

                On December 4, 1998, the Company sold its entire interest in Healthmatics to Glaxo Wellcome for gross proceeds of $5,000,000. The Company's share of allocated losses was in excess of its investment at the time of sale resulting in a funding requirement by the Company. The gain on the sale is approximately $5,600,000 which represents the gross proceeds plus the forgiveness of the funding of losses to the date of sale, less transaction costs. In connection with this transaction, $1,000,000, reflected as restricted cash, was deposited in escrow with the Company's Lenders to be returned to the Company if certain events occurred. During 1999, this amount was applied against the outstanding borrowings under the Company's line of credit.

                Purchases by the Company from Healthmatics were considered immaterial for the years ended December 31, 1998 and 1997.

       Investment in HCC Communication, Inc.
       -------------------------------------

           During 1997, the Company made a 19.9% investment in HCC Communications, Inc. (HCC) in exchange for $2,000,000. The Company is entitled to elect one member to HCC's board of directors. The Company accounts for this investment using the equity method. The Company's share of net losses was $39,000, $137,000 and $131,000 for the nine months ended September 30, 1999 and the years ending December 31, 1998 and 1997, respectively. Also, during 1997, HCC sold certain assets to which the Company was entitled to a portion of the proceeds. Approximately $212,000 was received and recorded as a return of the Company's initial investment.

           During 1998, the Company determined that an impairment had occurred with respect to the value of this investment. As a result, the Company recorded a writedown of $1,320,000 at December 31, 1998 which is included in impairment of assets writedown in the accompanying statements of operations. The Company does not believe that an impairment exists with respect to the value of this investment at September 30, 1999.

(7)    INCOME TAXES:
       ------------

           Income tax provision (benefit) for each period is summarized as follows:


                                                                    Nine Months                  Year Ended
                                                                       Ended                    December 31,
                                                                   September 30,      ----------------------------------
                                                                       1999                1998             1997
                                                               ---------------------  --------------- ------------------
                Current:
                    Federal                                             $80,000                 $0        ($89,000)
                    State                                                20,000                  0               0
                                                                    -----------         ----------      ----------
                                                                        100,000                  0         (89,000)
                                                                    -----------         ----------      ----------

                Deferred:

                    Federal                                                   0                  0               0
                    State                                                     0                  0               0
                                                                    -----------         ----------      ----------
                                                                              0                  0               0
                                                                    -----------         ----------      ----------
                    Income tax provision (benefit)                     $100,000                 $0        ($89,000)
                                                                    -----------         ----------      ----------



           The income tax benefit differs from applying the Federal income tax rate of 35% for the nine months ended September 30, 1999 and for fiscal years 1998 and 1997 loss before income tax provision, loss on equity investment and extraordinary item due to the following:


                                                                    Nine Months                  Year Ended
                                                                       Ended                    December 31,
                                                                   September 30,      ----------------------------
                                                                       1999                1998             1997
                                                               ---------------------  ---------------   ----------
           Tax benefit at statutory rate                                    35.0%            (35.0%)       (35.0%)
           Change in the valuation allowance for
               deferred tax assets                                         (35.0%)            35.0%         35.0%
           State taxes, net of Federal benefit                               0                 0             0
           Other                                                             2.2%                0          (0.1%)
                                                                    ------------        ----------      ----------
           Effective tax rate                                                2.2%              0.0%        (0.1%)
                                                                    ------------        ----------      ---------



           Temporary differences and carryforwards which give rise to deferred tax assets and liabilities at September 30, 1999 and December 31, 1998 are as follows:


                                                                                 1999                    1998
                                                                        ----------------------  -------------------------
                Deferred Tax Assets:
                    Net operating loss carryforward                           $49,058,000             $54,328,000
                    Restructuring provisions                                      165,000                 304,000
                    Operating accruals                                          1,778,000               1,490,000
                    Allowance for doubtful accounts                               120,000                 215,000
                    SFAS No. 121 writeoffs                                     15,661,000              16,836,000
                                                                             ------------            ------------
                                                                               66,783,000              73,173,000
                    Valuation allowance                                       (66,783,000)            (73,173,000)
                                                                             ------------            ------------

                    Net deferred tax asset                                    $         0             $         0
                                                                             ============             ===========



           At September 30, 1999, the Company had net operating loss carryforwards for Federal income tax purposes of approximately $120 million which expire at various dates through 2013. Any reduction of the valuation allowance attributable to net operating loss carryforwards from VERSYSS and Wismer-Martin of up to $15,000,000 and $4,500,000, respectively, will be treated as a reduction of intangible assets. The Company believes it has previously experienced ownership changes, which under the provisions of Section 382 of the Internal Revenue Code of 1986, as amended (IRC), have resulted in certain limitations on the Company's ability to utilize its net operating losses in the future.

(8)    DEBT
       -----

           Line of Credit
           --------------


                In September 1997, the Company entered into a Credit Agreement (the Agreement) with Fleet Bank, N.A. as an administrative agent for a syndicate of banks (the Lenders). The Agreement provided for borrowings of up to $110,000,000 and was to expire in September 2001. Borrowings under the agreement bear interest at the bank's base rate or LIBOR, as applicable, plus the applicable margin, as defined in the Agreement.

                On April 22, 1998, as a result of certain events of default, the Company and the Lenders entered into a forbearance and amendment agreement in which the Lenders agreed to forbear their remedies under the Agreement until September 30, 1998, increased the interest to base rate plus two percent, terminated availability, charged a restructuring fee and modified and added covenants. Pursuant to this agreement, the Company repaid $6,000,000 principal from the proceeds of the Series B Preferred Stock (see Note 13) and the Investor guaranteed $2,000,000 of the remaining balance (see Note 11).

                As of September 30, 1998, the Company and the Lenders entered into a second forbearance and amendment agreement which extended the forbearance and which required, among other things, the delivery of audited financial statements and a commitment to provide either refinancing of outstanding borrowings, or a definitive purchase agreement, as defined, by certain dates. In consideration for the second forbearance agreement, the Company paid $750,000 principal, a restructuring fee of $250,000 and agreed to an extension fee of $1,000,000 due on the extended maturity date of the refinancing or sale of the Company.

                On April 26, 1999, the Company and the Lenders entered into a third forbearance and amendment agreement which provided the Company with additional time to meet performance criteria established in the second agreement. In addition, the Lenders agreed to extend the maturity date of the borrowings to August 15, 1999, and they agreed to release their security interests in the Commercial Division. In consideration for the third forbearance agreement the Company agreed to apply to principal $1,000,000 of the escrowed proceeds from the sale of Healthmatics in December 1998 and to apply 50% of the net proceeds from the sale of the Commercial Division against the principal due under the line of credit. The remaining 50% was available for use by the Company for working capital and general corporate purposes.

                On July 9, 1999, the Company and the Lenders entered into a fourth forbearance and amendment agreement, which, among other things, extended the forbearance from September 30, 1999 to December 31, 1999. In consideration for the fourth forbearance agreement, the Company agreed to an extension fee of $500,000 due on the extended maturity date of the refinancing or sale of the Company. The $500,000 and the $1,000,000 from the second forbearance agreement are reflected in accrued liabilities on the accompanying balance sheet as of September 30, 1999.

                Outstanding borrowings under the line of credit were $9,082,000 and $15,412,000 as of September 30, 1999 and
                December 31, 1998, respectively. The line of credit is secured by all of the assets of the Company (See Note 18).

Long-term Debt                                                               September 30,           December 31,
--------------                                                                   1999                    1998
                                                                             ------------            ------------
Term note due monthly March 1995 through February
  2001 at 8% assumed from VERSYSS acquisition (a)                              $139,000                $785,000

Subordinated promissory note payable to Gordon J.
  Romer, President of Solion, with an interest rate of 6%
  per annum payable annually, maturing and payable in
  full on March 2, 1999, assumed in connection with the
  Solion acquisition (b)                                                         63,000                 188,000

Note Payable to Data Systems in two equal payments on
  February 15, 1998 and February 15, 1999, including
  interest at a rate of 6% per annum incurred in connection
  with the Data Systems acquisition (c)                                          77,000                 250,000

Other                                                                           194,000                 153,000
                                                                               --------              ----------
                                                                                473,000               1,376,000
Less:  Current portion of long-term debt                                        473,000                 984,000
                                                                               --------              ----------
Long-term debt                                                                 $      0                $392,000
                                                                               --------              ----------

         (a) As part of the VERSYSS acquisition, the Company assumed a note payable to a former landlord that was part of a settlement. As security for the note, the landlord has a lien on substantially all of VERSYSS' assets. The note had an aggregate outstanding balance of approximately $139,000 at September 30, 1999, and is due in equal monthly installments of principal and interest (at 8% per year). In April 1999, as part of the sale of the commercial assets, a repayment of $400,000 was made with the balance to be repaid over a one-year period.

         (b) In September 1997, as part of the Solion acquisition, the Company assumed a note payable to Solion's President, Gordon J. Romer. In March 1999, this note was restructured whereby the Company paid $68,000 and entered into a new note for the remaining $120,000 which is payable in monthly installments of principal and interest with a final maturity in March 2000.

         (c) The note payable to Data Systems was incurred as part of the acquisition in 1997. $250,000 of the note was repaid in 1998. The remaining $250,000, which was due in February 1999, was restructured whereby the Company paid $90,000 and entered into a new note for the remaining $160,000 which is payable in monthly installments of principal and interest with a final maturity in March 2000.

(9)    LEASING TRANSACTIONS:
       --------------------

                Future minimum lease payments under all leases with initial or remaining non-cancelable lease terms, in excess of one year at September 30, 1999 for calendar years ended after September 30, 1999, are as follows-

                                                                      Capital             Operating
                                                                       Leases               Leases
                                                                      ---------           -----------
                                  1999                                $  105,000          $   557,000
                                  2000                                   324,000            1,352,000
                                  2001                                   807,000              920,000
                                  2002                                    58,000              666,000
                                  2003                                         0              558,000
                                                                      ----------          -----------
                Total minimum lease payments                           1,294,000          $ 4,053,000
                                                                                          ===========
                Less:  Amount representing interest                      178,000
                                                                      ----------
                Present value of future minimum lease payments         1,116,000
                Less:  Current portion                                   185,000
                                                                      ----------
                Long-term portion                                     $  931,000
                                                                      ----------


           Rent expense for the nine months ended September 30, 1999 and the years ended December 31, 1998 and 1997 was approximately $2,449,000, $4,511,000 and $3,639,000, respectively.

           On December 6, 1994, the Company entered into a rental agreement with a company wholly-owned by the Company's largest shareholder and Chairman of the Board of Directors (the Investor). The ten-year sublease consists of 44,725 square feet of office space at 1200 The American Road, Morris Plains, New Jersey, to serve as the Company's corporate headquarters and executive offices. The Company believes that the terms of the lease were no less favorable than a lease that could have been obtained by the Company from an unrelated third party in a transaction negotiated at an arm's-length basis. On September 1, 1996, the Company amended its agreement to sublease an additional 14,170 square feet of office space. The landlord's interest was assigned to an unrelated third party partnership on February 27, 1998. By amendment dated August 2, 1998, the Company relinquished all rights to the 14,170 square feet of office space and increased the remaining 44,725 square feet to 46,222 square feet. The amendment reduced the term of the lease to July 31, 2001 and restructured the monthly rent. On September 24, 1999, the landlord exercised its right to terminate the lease effective September 30, 2000. On September 29, 1999, the landlord and the Company entered into a second amendment to the lease which reduces the amount of space leased to 39,000 square feet and reduced the monthly rent. In addition, the Company granted the landlord the further right to terminate the lease at any time after March 31, 2000, upon receipt of three months advance notice.

           In conjunction with the Company's various acquisitions, the Company assumed operating leases for facilities and equipment.

(10)   INCOME (LOSS) PER SHARE:
       -----------------------

           In accordance with SFAS No. 128, the following table reconciles net income (loss) and share amounts used to calculate net income (loss) per share:

                                                        September 30,                    December 31,
                                                                           ---------------------------------------
                                                             1999                  1998                   1997
                                                     --------------------- ---------------------  -----------------
               Numerator:
                    Net income (loss) before
                     extraordinary item                    $ 4,298,000            ($25,528,000)         ($59,515,000)



               Less: Dividends on preferred
                   stock                                    (1,293,000)             (1,238,000)                    0
                                                            ----------             -----------           -----------
                Income (loss) available to
                   common shareholders                       3,005,000             (26,766,000)          (59,515,000)
                Extraordinary item                                   0                       0             1,031,000
                                                            ----------            ------------           -----------
                Net income (loss) - Basic
                    and Diluted                             $3,005,000            ($26,766,000)         ($58,484,000)
                                                            ==========            ============           ===========

             Denominator:
                Weighted average number of
                    common shares
                    outstanding - Basic and
                    Diluted                                 53,521,918              53,323,507            52,018,761
                                                            ----------            ------------           -----------
                Basic and Diluted-earning
                (loss) per share:
                       Income (loss) available
                         to common
                         shareholders                            $0.06                  ($0.50)               ($1.14)
                    Extraordinary item                               0                       0                  0.02
                                                            ----------            ------------           -----------
               Net income (loss)                                 $0.06                  ($0.50)               ($1.12)
                                                            ----------            ------------           -----------



           Outstanding options of 1,816,431, 2,338,631 and 2,620,231 as of
           September 30, 1999 and December 31, 1998 and 1997, respectively, have been excluded from the above calculations as they are antidilutive.

(11)   TRANSACTIONS WITH RELATED PARTIES:
       ---------------------------------

           In April 1998, in connection with a Stock Purchase Agreement, the Investor guaranteed $2,000,000 of the outstanding debt owed to the Lenders (see Notes 8 and 13).

(12)   COMMITMENTS AND CONTINGENCIES:
       -----------------------------

           Employment Agreements
           ---------------------

                As of September 30, 1999, the Company has employment arrangements with several employees which provide for the continuation of salary and other compensation aggregating approximately $1,096,000 for the nine months ended September 30, 1999. Upon the occurrence of certain events, varying amounts of compensation would be due under these arrangements. In addition, as part of the 1998 Restructuring Plan, the Company entered into severance and "stay put" arrangements with certain key personnel. These programs obligate the Company to pay approximately $810,000 in December 1999.

           Marketing Agreement
           -------------------

                On January 25, 1995, the Company entered into an Exclusive Marketing Agreement (the Marketing Agreement) with Equifax EDI, an electronic claims clearinghouse and a wholly-owned subsidiary of Equifax, to establish "PCN Link", a communication link between Equifax EDI and users of the Company's practice management software products. On January 12, 1996, the Company and Equifax entered into an amended and restated Marketing Agreement, which, among other things, revised the exclusive coverage of the services provided by Equifax EDI to claims submission and related services, on-line eligibility and benefit inquiries for indemnity plans, credit card and check guarantee and verification services and electronic remittance services. In connection with such amendment, which had an initial term of four years, the Company agreed to share with Equifax EDI certain of the costs and expenses associated with the further development and enhancement of PCN Link. Further, the Company agreed to pay Equifax $125,000 per month for forty-eight months in order to offer, as a marketing incentive, introductory free service for one year, with certain limitations, to physician practices who subscribed to the services offered under the Marketing Agreement.

                During the third quarter of 1996, NDC acquired all of the outstanding capital stock of Equifax EDI. On September 3, 1996, the Company, Equifax EDI, Equifax and NDC entered into an agreement whereby, among other things, the Company waived its right to terminate the Marketing Agreement, and received cash consideration of $4.5 million. The Company recorded this amount as deferred revenue in 1996 and reduced this amount as payments were made under the Marketing Agreement. The acquisition of Equifax EDI by NDC did not result in any changes to the Marketing Agreement except that the Company and NDC agreed that the Company could, in its sole unrestricted discretion, terminate the Marketing Agreement, on not less than ninety days' written notice, at any time on or after July 1, 1997.

                The Company terminated the Marketing Agreement effective September 30, 1997. As a result, the Company, in September 1997 recognized $2,029,000 which represented the remaining unamortized deferred revenue amount. This amount is reflected as other income in the consolidated statement of operations for the year ended December 31, 1997.

           Litigation
           ----------

                Subsequent to the Company's announcements in early 1998 concerning the delay in its annual audit and its expected restatement of previously issued reports, numerous purported class actions were filed against the Company, certain directors and former officers. These matters were consolidated into one action in the United States District Court for the District of New Jersey. This Securities Class Action charges the defendants with various violations of the Federal securities laws and regulations through the alleged overstatement of corporate earnings.

                Although the Securities Class Action is pending and motions to dismiss have been filed by all defendants, the Company and its directors have entered into a Memorandum of Understanding (MOU) with the Class Action Plaintiffs, as amended, pursuant to which all issues in the case may be resolved, at the Company's option, for the payment of $25.25 million to the Class Plaintiffs by January 10, 2000, or at a later date if the Company has consummated an agreement of sale with an acceptable purchaser by December 31, 1999 for a sale price as defined in the MOU. The Company is currently renegotiating the MOU with the Class Action Plaintiffs. As a result, the Securities Class Action Litigation is substantially held in abeyance. Any settlement with the Class Action Plaintiffs is contingent upon approval of the Court after notice and hearing.

                The Company's former Chief Executive Officer has filed a suit against the Company alleging, among other things, wrongful termination. The Company is unable to predict the ultimate outcome of the suit at this time but believes it has meritorious defenses to all claims. The consolidated financial statements do not reflect any adjustments with respect to this matter due to its uncertainty.

                In September 1997, the owner of Printed Products Group (PPG) agreed to merge his company with and into Solion and became an officer of Solion. In June 1998, this individual served the Company, its subsidiary Solion and certain current and former officers and directors of the Company with a complaint which asserts claims for breech of contract, negligent misrepresentation, and a violation of Massachusetts General Law. The compliant alleges that the individual received misleading information about the Company's financial condition and prospects in connection with his agreement of the merger (the "Merger") of his company, PPG, with and into Solion. The individual seeks rescission of the Merger and/or compensatory and treble damages, as well as attorneys' fees and costs.

                On October 23, 1998, the individual amended the complaint to add the Company's Chairman as a defendant, and to add a claim for a violation of the Massachusetts Uniform Securities Act. The individual has also served a document request on all defendants, and has taken a deposition of the Company.

                In August 1999, the individual moved for a preliminary injunction to restrain the Company and Solion from, inter alia:
                (i) selling, transferring, assigning, pledging or otherwise disposing of or encumbering the assets of Solion (except as required in the ordinary course of Solion's business); (ii) transferring assets, including cash from Solion to PCN, except to reimburse PCN for certain expenses it pays on behalf of Solion, and (iii) ordered to otherwise preserve the status quo with respect to the operation of Solion, pending further order of the Court. That motion was granted on September 29, 1999. The Company subsequently noticed the appeal of the grant of the preliminary injunction.

                In addition, the individual has moved for partial summary judgment which, among other things, declares that rescission of the Merger is the appropriate remedy and orders the Company to advance the individual his legal fees in connection with the action. That motion is currently scheduled to be argued on December 7, 1999. The Company intends to vigorously defend the action.

                The Company, during the normal course of business, has become involved in certain litigation. During 1998, the Company was named in numerous lawsuits resulting from matters described above related to the Securities Class Action. The Company is unable to predict the outcome of these cases at this time. As a result, the consolidated financial statements do not reflect any adjustments with respect to these matters.

(13)   SHAREHOLDERS' EQUITY (DEFICIT):
       ------------------------------

           Placement of Securities
           -----------------------

                During 1995, the Company completed a placement of securities pursuant to Regulation S of the Securities Act of 1933. In connection with such placement, the Company received net proceeds of approximately $25 million through the issuance of 1,902,748 shares of its common stock and 18,500 shares of its Series A non-dividend paying convertible preferred stock. The preferred stock, which was issued at $1,000 per share was, at the option of the holder, convertible into shares of common stock at a conversion price based on certain minimum and maximum conversion prices. During the year ended December 31, 1997, 1,000 shares of the Series A non-dividend paying convertible preferred stock issued pursuant to such offering were converted into 187,424 shares of common stock. As of September 30, 1999 and December 31, 1998 there were no shares of the Series A preferred stock outstanding.

           Issuance of Preferred Stock
           ---------------------------

                On April 1, 1998, in a single transaction, the Company entered into a Stock Purchase Agreement (the Agreement) with an affiliate of the Investor. Under the Agreement, the Company agreed to sell such affiliate 11,000 shares of Series B Cumulative Preferred Stock (the Series B Preferred Stock) and grant and modify certain warrants in exchange for $11,000,000 and a $2,000,000 guarantee by the Investor on the Company's indebtedness to the Lenders. The Series B Preferred Stock accumulates dividends at a rate of 15% per year through March 31, 1999, increases 1% per year up to 18% and has a liquidation preference of $1,000 per share plus accumulated dividends. The Series B Preferred Stock is senior to all common stock and has no voting rights. It is redeemable at the Company's option, subject to certain conditions, none of which were met as of September 30, 1999 and December 31, 1998.

                In connection with the Agreement, the Company granted a warrant to purchase 6,000,000 shares of common stock at an exercise price of $1.00. Also, the Company modified the terms and exercise price of warrants previously issued in 1995 (see Warrants).

                Based upon an independent valuation of the Series B Preferred Stock on April 1, 1998, the value of the 11,000 shares was determined to be $7,760,000. As a result, the Series B Preferred Stock is reflected in the accompanying balance sheet at the fair value of $7,760,000 plus accumulated dividends of $1,293,000 and $1,238,000 as of September 30, 1999 and December 31, 1998,
                respectively. The remaining $3,240,000 is attributable to the value of the Warrants described above and has been reflected as a credit to additional paid-in capital. The Company determined that the Guarantee had terms comparable to outstanding borrowings of the Company.

           Stock Options
           -------------

                At September 30, 1999 and December 31, 1998 and 1997, the Company had reserved 1,816,431, 2,338,631 and 2,620,231 shares of Common Stock, respectively, for issuance upon exercise of stock options issued to Directors, officers, employees of the Company as well as to independent value-added resellers of the Company's practice management software products.

                The following is a summary of each of the Company's stock option plans:

                    1989 Incentive and Non-Incentive Stock Option Plan (the 1989
                    Plan): Under the 1989 Plan, as amended, 167,000 shares of Common Stock are reserved for issuance upon exercise of options granted thereunder. Incentive stock options may be granted to employees and non-incentive stock options may be granted to employees, directors and such other persons as the Compensation Committee of the Company's Board of Directors (the Compensation Committee) determines will assist the Company's business endeavors, at exercise prices equal to at least 100% of the fair market value of the Common Stock on the date of grant with respect to incentive stock options (110% of fair market value in the case of incentive stock options granted to any person who, at the time the incentive stock option is granted, owns or is considered as owning within the meaning of Section 425(d) of the IRC stock possessing more than 10% of the total combined voting powers of all classes of stock of the Company or any subsidiary (10% Owner)), and at least 85% of the fair market value of the Common Stock on the date of grant with respect to non-incentive stock options. Incentive stock options are granted for a term of five years; those granted prior to April 30, 1989 may be exercised by their respective holders two months after the date of grant, while incentive stock options granted thereafter are exercisable cumulatively at the rate of 50% per year commencing one year from the date of grant. Generally options granted under the 1989 Plan prior to April 1992 expire six months after the holders' separation from service with the Company. The 1989 Plan terminated on March 31, 1999.

                    1990 Incentive and Non-Incentive Stock Option Plan (the 1990
                    Plan): Under the 1990 Plan, 167,000 shares of Common Stock are reserved for issuance upon exercise of options granted thereunder. Incentive stock options may be granted to employees and non-incentive stock options may be granted to employees, directors and other such persons as the Compensation Committee determines will assist the Company's business endeavors, at exercise prices equal to at least 100% of the fair market value of the Common Stock on the date of grant with respect to non-incentive stock options (100% of fair market value in the case of incentive stock options granted to any person who, at the time the incentive stock option is granted, is a 10% Owner), and at least 50% of the fair market value of the Common Stock on the date of grant with respect to non-incentive stock options. In addition to selecting the optionees, the Compensation Committee determines the number of shares of Common Stock subject to each option, the term of each non-incentive stock option, the time when the non-incentive stock option becomes exercisable, though, pursuant to board resolution, no option granted after April 7, 1992 may be exercisable within six months of the date of the grant, and otherwise administers the 1990 Plan. Incentive stock options are granted for a term of five years and are exercisable cumulatively at the rate of 50% per year commencing one year from the date of grant. Options expire six months from the date of the holder's termination of employment with the Company by reason of retirement at age 65, disability or death, or on the date of termination of employment for any other reason. The 1990 Plan terminates on March 26, 2000.

                    Amended and Restated 1993 Incentive and Non-Incentive Stock Option Plan (the Employee Plan): The Employee Plan, as amended, reserves 3,300,000 shares of Common Stock for issuance upon exercise of options to be granted thereunder. Under the Employee Plan, incentive stock options qualifying under Section 422 of the IRC may be granted to employees of the Company, and non-incentive stock options may be granted to employees, officers and directors and such other persons as the Compensation Committee appointed by the Board of Directors determines will assist the Company's business endeavors. Options to purchase more than 250,000 shares of Common Stock may not be awarded to any employee in any calendar year. The Compensation Committee selects the optionees and determines: (i) whether the respective option is to be a non-incentive stock option or an incentive stock option; (ii) the number of shares of Common Stock purchasable under the option; (iii) the exercise price, which cannot be less than 100% of the fair market value of the Common Stock on the date of grant (110% of fair market value in the case of incentive stock options granted to any person who, at the time the incentive stock option is granted, is a 10% Owner); (iv) the time or times when the option becomes exercisable; and (v) its duration, which may not exceed ten years from the date of grant (or five years for any incentive stock option granted to a 10% Owner). The Employee Plan terminates on July 13, 2003.

                    Amended and Restated 1993 Non-Employee Directors' Non-Incentive Stock Option Plan (the Directors' Plan): The Directors' Plan, as amended, reserves 200,000 shares of Common Stock for issuance upon exercise of options to be granted thereunder. Under the Directors' Plan, options can only be granted to a director of the Company who is not an employee nor an officer of the Company. Such options are non-incentive and are non-qualified under Section 422 of the IRC. The Directors' Plan is administered by a special committee consisting of employee directors and officers. The committee has no authority to grant non-qualified stock options, as, immediately following the effective date of the Directors' Plan, options to purchase 10,000 shares of Common Stock were granted automatically to each non-employee director and will be granted on the next succeeding business day following a director's election or appointment to the Board of Directors. In addition to the initial option grants, non-qualified stock options to purchase 10,000 shares of Common Stock shall be granted automatically to each non-employee director on the third anniversary date of his initial option grant and every three years thereafter during the term of the Directors' Plan. The Directors' Plan terminates on July 13, 2003.

                    Value Added Reseller Stock Option Plan (the VAR Plan): The VAR Plan reserves an aggregate of 3,500,000 shares of Common Stock for issuance upon the exercise of options to be granted thereunder. Under the VAR Plan, options can only be granted to independent resellers of the PCN Health Network Information System who are not also members of the Board of Directors, officers, or employees of the Company. The VAR Plan was adopted by the Board to provide incentives to the independent resellers of the Company. The VAR Plan was adopted by the Board to provide incentives to the independent resellers of the Company to market the PCN Health Network Information System to current users of the Company's other practice management software products as well as others, and became effective September 30, 1994. The VAR Plan is administered by a committee appointed by the Board consisting of no less than two individuals, and, unless otherwise determined, includes the chief executive officer and chief financial officer of the Company. Under the VAR Plan on September 30, 1994 and in January 1995 and January 1996, independent resellers were granted options based upon the product of: (i) 300; and (ii) the number of existing licenses of the Company's practice management software products in the independent reseller's installed base as of such dates; or, for an independent reseller first becoming an independent reseller after September 30, 1994, the number of licenses of the Company's practice management software products in the general geographic region in which such new independent reseller conducts its business. The exercise price of options granted under the VAR Plan is the market value of a share of Common Stock on the business day immediately preceding the date on which an option is granted. The terms of options granted under the VAR Plan may not exceed 10 years. Options vest based upon the number of licenses for the PCN Health Network Information System sold to existing customers of the Company (200 shares) and to new customers (100 shares) during 1994, 1995 and 1996. In addition, options vest for an additional 50 shares for each license sold by the independent reseller during such periods in excess of the minimum performance standard set forth in the independent reseller's agreement with the Company. No option shall be granted pursuant to the VAR Plan after December 31, 1997, but options theretofore granted may extend beyond that date.

           Stock option activity for all option plans is summarized as follows:

                                                                    Weighted
                                                    Number of       Average
                                                     Shares     Exercise Price
                                                    ----------  ----------------

       Balance outstanding, December 31, 1997        2,620,231       $7.54

           Granted                                     550,000        1.50
           Forfeited                                  (831,600)       8.51
           Exercised                                         0           -
                                                     ---------
       Balance outstanding, December 31, 1998        2,338,631        8.07
           Granted                                           0           -
           Forfeited                                  (522,200)       8.70
           Exercised                                         0           -
                                                     ---------
       Balance outstanding, September 30, 1999       1,816,431       $7.76
                                                     ---------

           Options to purchase 1,816,431 shares of Common Stock were exercisable at September 30, 1999 and the weighted average exercise price of those options was $7.76.

           The Company has adopted the disclosure provisions of SFAS No. 123 and applies APB Opinion 25 in accounting for its plans and, accordingly, records no compensation cost for stock option plans and stock purchase plans in its financial statements. Had the Company determined compensation cost based on the fair value at the grant date consistent with the provisions of SFAS No. 123, the Company's net income (loss) would have been adjusted to the pro forma amounts indicated below:


                                                                    September 30,                     Years Ended December 31,
                                                                    -------------            ---------------------------------------
                                                                        1999                       1998                      1997
                                                                    -------------            -------------               -----------
       Net income (loss) available to common
           shareholders - as reported                                $3,005,000              ($26,766,000)             ($58,484,000)
       Net income (loss) available to common
           shareholders - pro forma                                  $1,028,000              ($30,976,000)             ($62,248,000)

       Income (loss) per share - as reported                              $0.06                    ($0.50)                   ($1.12)
       Income (loss) per share - pro forma                                $0.02                    ($0.58)                   ($1.20)



           The pro forma amounts as noted above may not be representative of the effects on reported income for future years. Pro forma net loss reflects only options granted since January 1, 1995. Therefore, the full impact of calculating compensation cost for stock options under SFAS No. 123 is not reflected in the pro forma net loss amounts presented above because compensation cost is reflected over the options' vesting period of 5 years and compensation cost for options granted prior to January 1, 1995 is not considered.

           The fair value of the stock options granted is estimated at grant date using the Black-Scholes option pricing model with the following weighted average assumptions: for 1997, 1998 and 1999 - expected dividend yield 0.0%, risk free interest rate of 6.0%, expected volatility of 75%, and an expected life of 7.5 years. The weighted average grant date fair value of options granted in 1998 was $6.03. There were no options granted during 1999.

       Stock Warrants
       --------------

           In September 1995, the Investor purchased from the Company, for $1,500,000, a warrant to purchase, in a single transaction, 5,000,000 shares of common stock for an aggregate exercise price of $5.00 per share exercisable beginning September 14, 1997. The proceeds from the issuance of such warrant were determined to be within the range of fair value, as determined by an investment banking firm, and therefore resulted in no expense charge in the consolidated statements of operations. On April 1, 1998, under a Stock Purchase Agreement (see Issuance of Preferred Stock) the Company adjusted the exercise price from $5.00 to $0.70 per share. In addition, the options are not exercisable until September 2002.

           Also, on April 1, 1998, the Company granted to the Investor a warrant to purchase 6,000,000 shares of common stock at a price of $1.00 per share. The warrants may be exercised at any time after the first to occur of (i) April 1, 1999 and (ii) a Trigger Event, as defined in the warrant agreement. The warrant expires on March 31, 2003.

           In return for the above warrant grants and modifications and the 11,000 shares of the Series B Preferred Stock, the Company received $11,000,000 in cash and a $2,000,000 guarantee (Note 11). Based on an independent valuation of the Series B Preferred Stock, the value of the 11,000 shares was determined to be $7,760,000. The remaining $3,240,000 is attributable to the value of the warrants and has been reflected as a credit to additional paid-in capital.

           In July 1998, the Company retained and granted a warrant to a professional services firm. The warrant allows the holder to purchase 250,000 shares of common stock at an exercise price of $1.50 per share. The warrant vests at various dates through May 31, 1999. The warrant may become exercisable upon a Trigger Event, as defined within the agreement. The Company utilized the Black-Scholes pricing model on the date of grant to determine the value of the warrant in accordance with SFAS No. 123. As a result of the calculation, no value was ascribed to the warrant in the accompanying consolidated financial statements.

           In connection with the retention of this firm, the Company granted to such firm a lien on substantially all the assets of the Company.

           The table below details all warrants outstanding at September 30, 1999:

                                                                Warrants
                           Exercise       Warrants             Exercised/
    Date of Grant           Price          Granted              Canceled              Outstanding
    -------------          --------       --------             -----------           ------------
November 20, 1990          $1.00             417,500              (417,500)                   0      Exercised February 20, 1998
June 11, 1991              $1.00              19,038               (19,038)                   0      Exercised February 20, 1998
July 1, 1991               $9.00              10,000               (10,000)                   0      Terminated June 30, 1996
September 17, 1991         $1.00             983,462              (983,462)                   0      Exercised February 20, 1998
December 30, 1993          $1.00             775,000                     0              775,000      Expires December 30, 2003
February 1, 1994           $2.50             100,000                     0              100,000      Expires February 1, 2004
September 13, 1995         $0.70(a)        5,000,000                     0            5,000,000 (b)  Expires September 13, 2002
April 1, 1998              $1.00           6,000,000                     0            6,000,000 (c)  Expires April 1, 2003
July 22, 1998              $1.50             250,000                     0              250,000      Expires March 31, 2003
                                        ------------            ----------           ----------
                                          13,555,000            (1,430,000)          12,125,000
                                        ------------            ----------           ----------



                The number of warrants exercisable at September 30, 1999 was 1,125,000.

                  (a) Represents adjusted exercise price due to the amendment on April 1, 1998 discussed above.

                  (b) The Investor warrants granted in September 1995 are not considered exercisable as they vest after the first of September 12, 2002, or a Trigger Event, as defined.

                  (c) The Common Stock Purchase Warrants, granted on April 1, 1998, are not considered exercisable as they vest after the first of April 1, 2003 or a Trigger Event, as defined.

(14)   EMPLOYEE BENEFIT PLAN:
       ---------------------

                The Physician Computer Network, Inc. 401(k) Plan (the Plan) is a participant directed, defined contribution plan in which eligible employees, as defined, of the Company may become participants in the Plan on the first day of the month immediately following the date on which they have attained age 21 and after six months following the employees' employment commencement dates, as defined. Employees who are eligible under an existing 401(k) plan of an entity that the Company acquires are automatically eligible to participate in the Plan. Eligible employees include substantially all employees of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974. Contribution expense amounted to $307,000, $464,000 and $602,000 for the nine months ended September 30, 1999 and the years ended December 31, 1998 and 1997, respectively. As of September 30, 1999, the 1999 and 1998 employer contributions in the amount of $771,000 remained unpaid and are reflected in accrued liabilities.

(15)   INDUSTRY SEGMENT DATA:
       ---------------------

                The Company's operations are conducted within one business segment. There are no material revenues attributable to foreign customers.

(16)   SUPPLEMENTAL DISCLOSURES
       OF CASH FLOW INFORMATION:
       ------------------------


                                                       Nine Months                        Year Ended
                                                           Ended                         December 31,
                Supplemental Disclosure of             September 30,        ----------------------------------
                Cash Flow Information                       1999                  1998                1997
                --------------------------           ------------------     ----------------      ------------
                Cash paid for interest                   $1,145,000           $2,517,000            $3,125,000
                Cash paid for income taxes                   49,000               49,000               412,000

(17)   CONCENTRATION OF CREDIT RISK:
       ----------------------------

                The Company's customers, in general, are primarily dependent upon the healthcare sector of the economy. The Company's concentration of credit risk with customers is largely dependent on its revenue mix which, at September 30, 1999 and December 31, 1998 and 1997, was primarily from physician practices and independent resellers.

(18)   SUBSEQUENT EVENTS (UNAUDITED):
       -----------------------------

                In October 1999, the Company sold all of its interests in a certain practice management software product that was not part of its core business. The rights were sold to a reseller of the Company's products and the Company received, as consideration, $1 million and the assignment of certain physician practices whose support billings generate approximately $500,000 per year offset by obligations to fulfill the remaining portion of support contracts as of the date of the transaction. In consideration for the Lenders releasing their liens on the assets, the cash consideration was applied as a paydown on the line of credit.

                In November, a nonbank third party agreed to purchase $2 million of the amounts outstanding under the line of credit. This transaction resulted in the banks agreeing to fund an additional $1 million under the line of credit, on a subordinated basis. As part of the above transaction, the Company signed a non-solicitation agreement while it is negotiating the sale of substantially all of its assets to this third party. In contemplation of the sale, the Company expects to file a petition under Chapter 11 of the bankruptcy code in Federal court in Newark, New Jersey. It is anticipated that the bankruptcy process will facilitate the sale while settling the claims of the creditors and shareholders.

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                                     [Logo]

                                2,656,466 Shares


                           MEDICAL MANAGER CORPORATION


                                  Common Stock


                           ---------------------------

                                   PROSPECTUS

                           ---------------------------




                             Warburg Dillon Read LLC



                                February 2, 2000




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